UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sagent Pharmaceuticals, Inc.

(Name of Subject Company)

Sagent Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

786692103

(CUSIP Number of Class of Securities)

Allan Oberman

Chief Executive Officer

Sagent Pharmaceuticals, Inc.

1901 N. Roselle Road, Suite 700

Schaumburg, Illinois 60195

(847) 908-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

George P. Stamas

William B. Sorabella

Alexander D. Fine

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex A: Opinion of Perella Weinberg Partners LP

Annex B: Opinion of Morgan Stanley & Co. LLC

Annex C: Section 262 of the General Corporation Law of the State of Delaware

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Sagent Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Sagent”). The address of the Company’s principal executive office is 1901 N. Roselle Road, Suite 700, Schaumburg, Illinois 60195. The telephone number of the Company’s principal executive office is (847) 908-1600.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). As of the close of business on July 29, 2016, (a) 32,910,475 shares of Company Common Stock were issued and outstanding (including 194,423 shares of Company Common Stock subject to vesting restrictions and/or forfeiture back to the Company (the “Company Restricted Shares”)), (b) restricted stock units (the “Company RSUs”) with respect to an aggregate of 188,693 shares of Company Common Stock were issued and outstanding and (c) Company stock options (“Company Stock Options”) with respect to an aggregate of 1,843,105 shares of Company Common Stock with a weighted average exercise price of $15.85 per share were issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Shepard Vision, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a Japanese corporation (“Parent” or “Nichi-Iko”), to purchase all of the outstanding shares of Company Common Stock (“Shares”), at a purchase price of $21.75 per Share (the “Offer Price”), net to the seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Nichi-Iko and Purchaser with the Securities and Exchange Commission (the “SEC”) on August 1, 2016. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 10, 2016, among Nichi-Iko, Purchaser and Sagent (the “Merger Agreement”). The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth therein, following consummation of the Offer, Purchaser will merge with and into Sagent (the “Merger”), with the separate existence of Purchaser ceasing and Sagent continuing as the surviving corporation and a wholly owned subsidiary of Nichi-Iko (the “Surviving Corporation”). The Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”). Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. At the time the Merger becomes effective (the “Effective Time”), each outstanding Share (other than Shares (i) owned by the Company or any of its subsidiaries, (ii) owned by Parent or Purchaser or any of their respective subsidiaries or (iii) held by a stockholder of the Company who is entitled to demand and properly demands appraisal for such Shares pursuant to, and in compliance in all respects with, the provisions of Section 262 of the DGCL(the

“Sagent Excluded Shares”) , and in the case of (i) and (ii), such Sagent Excluded Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor) will be canceled and converted into the right to receive an amount equal to the Offer Price in cash, subject to any required withholding of taxes and without interest (the “Merger Consideration”). Please see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Shares, Company Restricted Shares, Company RSUs and Company Stock Options” below for a description of the treatment of Company Stock Options to purchase Shares. As a result of the Merger, Sagent will cease to be a publicly traded company and will become wholly owned by Nichi-Iko.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on August 1, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the initial expiration date of the Offer is the time that is one minute following 11:59 p.m., New York City time, on August 26, 2016, which is the date that is 20 business days (determined using Rule 14d- (g)(3) of the Exchange Act) following commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. The foregoing summary of the Merger and the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 5-4 Nihonbashi-Honcho 1-chome, Chuo-ku, Tokyo, Japan 103-0023, and the telephone number at such principal executive offices is +81-3-3276-0215.

The information related to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential material conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger.

The representations and warranties of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Purchaser. In addition, such representations and warranties (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by certain documents filed with, or furnished to, the SEC by the Company prior to the date of the Merger Agreement, (c) have been qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (d) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (e) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (f) have been included in the Merger Agreement for the purpose of allocating risk between the Company, on the one hand, and Parent and Purchaser, on the other hand, rather than establishing matters as facts. Accordingly, the Merger Agreement is incorporated by reference in this Schedule 14D-9 only to provide holders of Shares with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its subsidiaries or business. Holders of Shares should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that the Company has filed or will file with the SEC.

Confidentiality Agreement

On April 30, 2016, Sagent and Nichi-Iko entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, Nichi-Iko agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed by Sagent to Nichi-Iko. Further, the Confidentiality Agreement contains a standstill provision pursuant to which Nichi-Iko agreed, for a period of eighteen (18) months following the date of the Confidentiality Agreement and subject further to the specific terms and conditions set forth therein, not to acquire any securities or interests in the Company unless specifically invited to do so by the board of directors of the Company.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Tender and Support Agreement

On July 10, 2016, in connection with the execution of the Merger Agreement, each of Vivo Ventures Fund V, L.P., Vivo Ventures Fund VI, L.P., Vivo Ventures V Affiliates Fund, L.P. and Vivo Ventures VI Affiliates Fund, L.P. (together, the “Supporting Stockholders”), entered into a tender and support agreement with Parent and Purchaser (the “Tender and Support Agreement”). Under the terms of the Tender and Support Agreement, the Supporting Stockholders have agreed, among other things, to tender their Shares in the Offer. The Tender and Support Agreement will terminate in certain circumstances, including upon an amendment to the Merger Agreement that is materially adverse to the Supporting Stockholders that is entered into without the consent of the Supporting Stockholders, a change in recommendation by the board of directors of the Company (the “Board”) or the final expiration of the Offer. As of July 10, 2016, the Supporting Stockholders owned an aggregate of approximately 19.7% of the outstanding Shares. The summary of the Tender and Support Agreement contained in the Offer to Purchase in Section 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Tender and Support Agreement” is incorporated by reference herein. The foregoing summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Merger, the Offer and the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions. As described in more detail below, these interests include:

•	immediately prior to the Effective Time, the conversion of each Company Restricted Share that is then outstanding into a vested right to receive cash in an amount equal to the Merger Consideration, less any required withholding taxes;

•	immediately prior to the Effective Time, the conversion of each Company RSU that is then outstanding into a vested right to receive cash in an amount equal to the Merger Consideration, less any required withholding taxes;

•	the Merger Agreement contemplates that the Board or a committee thereof will take all actions necessary to cause each Company Stock Option to be fully vested and exercisable by the holder immediately prior and contingent upon the consummation of the Merger on a net-settlement basis, subject to the holder’s delivery of a written notice of exercise no later than five U.S. and Japanese business days prior to the consummation of the Merger; provided, that if a holder fails to so exercise his or her Company Stock Option, such unexercised Company Stock Option, whether or not exercisable or vested, will automatically be canceled, and holders will be entitled to receive (A) if the exercise price is less than the Merger Consideration, conversion of such unexercised Company Stock Options into the right to receive a cash payment (less any required withholding taxes) equal to the product obtained by multiplying (i) the excess of the Merger Consideration over the exercise price per share of unexercised Company Common Stock underlying such Company Stock Option and (ii) the number of shares of Company Common Stock subject to such Company Stock Option and (B) if the exercise price is equal to or greater than the Merger Consideration, no consideration;

•	the receipt of certain payments and benefits under certain of the executive officers’ individual employment agreements or the Company’s Change of Control Severance Plan (the “CIC Severance Plan”) upon certain types of terminations of employment that occur within the 12 to 24 month period following the Effective Time; and

•	the entitlement to indemnification benefits in favor of the Company’s directors and officers.

Effect of the Merger on Shares, Company Restricted Shares, Company RSUs and Company Stock Options

Certain of the Company’s directors and executive officers hold Shares, Company Restricted Shares, Company RSUs and Company Stock Options.

Shares

The Company’s executive officers and directors who tender Shares they own pursuant to the Offer will be entitled to receive the same Offer Price on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Merger Consideration on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

The table below sets forth information regarding Shares held by the Company’s executive officers and directors as of July 10, 2016 that would be canceled in exchange for the right to receive the Merger Consideration that would be paid in connection with the consummation of the Merger, assuming that the completion of the Merger occurred on August 26, 2016 and each of the Company’s executive officer’s and director’s Shares remained unchanged from July 10, 2016.

Name	Shares of Common Stock Beneficially Owned	Total Merger Consideration of Shares ($)
Executive Officers
Allan Oberman	41,235	$298,627.50
Jonathon Singer	92,273	$397,775.71
J. Frank Harmon	—	$—
Sean Brynjelsen	—	$—
Donald Bullock	33,662	$316,274.95
Jeffrey Greve	26,245	$41,247.78
Michael Ward	5,600	$42,750.00
Directors
Mary Taylor Behrens	13,476	$219,106.60
Michael Fekete	5,651	$122,909.25
Robert Flanagan(1)(2)	453,073	$9,795,142.95
Anthony Krizman	13,476	$219,106.60
Shlomo Yanai	742	$16,138.50

(1)	CNF Investments II, LLC is a wholly-owned subsidiary of Clark Enterprises, Inc. Voting and investment decisions with respect to the 433,770 shares held by CNF Investments II, LLC are exercised by its managing member, Mr. Robert Flanagan. Accordingly, Mr. Flanagan or Clark Enterprises, Inc. may be deemed the beneficial holder of such shares.
(2)	Includes 2,000 shares held by Flanagan Family Limited Partnership. Mr. Flanagan is a managing member of E.O. Flanagan LLC, the general partner of Flanagan Family Limited Partnership. As a result, Mr. Flanagan may be deemed to be the beneficial owner of the shares of common stock owned by the Flanagan Family Limited Partnership.

Equity-Based Incentive Awards

Restricted Shares

Under the Merger Agreement, each Company Restricted Share outstanding immediately prior to the Effective Time will, immediately prior to the Effective Time, be converted into the right to receive a cash payment in an amount equal to the Merger Consideration, less any required withholding taxes. These cash payments will be made on the earlier of (x) ten (10) business days after the Effective Time or (y) the first payroll date following the Effective Time.

Company RSUs

Under the Merger Agreement, each Company RSU outstanding immediately prior to the Effective Time will, immediately prior to the Effective Time, be converted into the right to receive a cash payment in an amount equal to the Merger Consideration, less any required withholding taxes. These cash payments will be made on the earlier of (x) ten (10) business days after the Effective Time or (y) the first payroll date following the Effective Time.

The table below sets forth information regarding Company RSUs and Company Restricted Shares held by the Company’s executive officers and directors as of July 10, 2016 that would be canceled in exchange for the right to receive the Merger Consideration that would be paid in connection with the consummation of the Merger, assuming that the completion of the Merger occurred on August 26, 2016 and each of the Company’s executive officer’s and director’s Company RSUs and Company Restricted Shares remained unchanged from July 10, 2016.

Name	Shares of Common Stock Beneficially Owned	Total Merger Consideration of Shares ($)
Executive Officers
Allan Oberman	92,527	$2,012,462
Jonathon Singer	27,206	$591,731
J. Frank Harmon	8,915	$193,901
Sean Brynjelsen	9,844	$214,107
Donald Bullock	8,073	$175,588
Jeffrey Greve	4,962	$107,924
Michael Ward	4,962	$107,924
Directors
Mary Taylor Behrens	13,248	$288,144
Michael Fekete	13,080	$284,490
Robert Flanagan	13,248	$288,144
Anthony Krizman	13,248	$288,144
Shlomo Yanai	10,784	$234,552

Company Stock Options

Under the Merger Agreement, immediately prior to the Effective Time, the Merger Agreement contemplates that the Board or a committee thereof will take all actions necessary to cause each Company Stock Option to be fully vested and exercisable by the holder immediately prior and contingent upon the consummation of the Merger on a net-settlement basis, subject to the holder’s delivery of a written notice of exercise no later than five U.S. and Japanese business days prior to the consummation of the Merger; provided, that if a holder fails to so exercise his or her Company Stock Option, such unexercised Company Stock Option, whether or not exercisable or vested, will automatically be canceled, and holders will be entitled to receive (A) if the exercise price is less than the Merger Consideration, conversion of such unexercised Company Stock Options into the right to receive a cash payment (less any required withholding taxes) equal to the product obtained by multiplying (i) the excess of the Merger Consideration over the exercise price per share of unexercised Company Common Stock underlying such Company Stock Option and (ii) the number of shares of Company Common Stock subject to such Company Stock Option and (B) if the exercise price is equal to or greater than the Merger Consideration, any such Company Stock Option shall terminate and be canceled for no consideration. These cash payments will be made on the earlier of (x) ten (10) business days after the Effective Time or (y) the first payroll date following the Effective Time.

The table below sets forth information regarding both the vested and unvested Company Stock Options held by the Company’s executive officers and directors as of July 10, 2016 that would be canceled in exchange for the right to receive the Merger Consideration that would be paid in connection with the consummation of the Merger, assuming that the completion of the Merger occurred on August 26, 2016 and each of the Company’s executive officer’s and director’s vested and unvested Company Stock Options remained unchanged from July 10, 2016. The Company’s executive officers and directors may exercise their Company Stock Options prior to the Effective Time to the extent such Company Stock Options are vested in accordance with their terms.

	Vested Options to be Canceled in Exchange for the Option Merger Consideration		Unvested Options to be Accelerated and Canceled in Exchange for the Option Merger Consideration
Name	Number of Options	Option Merger Consideration	Number of Options	Option Merger Consideration	Total Merger Consideration of Options
Executive Officers
Allan Oberman	27,505	$—	191,211	$776,089.44	$776,089.44
Jonathon Singer	80,751	$147,172.21	49,275	$272,797.93	$419,970.14
J. Frank Harmon	—	$—	18,897	$156,656.13	$156,656.13
Sean Brynjelsen	—	$—	21,016	$200,912.96	$200,912.96
Donald Bullock	31,079	$315,274.72	24,987	$133,990.89	$449,265.61
Jeffrey Greve	26,245	$41,247.78	22,221	$93,468.75	$134,716.53
Michael Ward	5,000	$29,700.00	25,507	$164,119.98	$193,819.98
Directors
Mary Taylor Behrens	6,379	$64,746.85	—	$—	$64,746.85
Michael Fekete	—	$—	—	$—	$0.00
Robert Flanagan	5,103	$51,795.45	—	$—	$51,795.45
Anthony Krizman	6,379	$64,746.85	—	$—	$64,746.85
Shlomo Yanai	—	$—	—	$—	$0.00

Employment Agreements and Other Change in Control Arrangements

The Company is party to employment agreements with Allan Oberman (Chief Executive Officer) effective September 12, 2015, Jonathon Singer (Chief Financial Officer) effective September 12, 2011, J. Frank Harmon (Executive Vice President, Global Operations) effective March 14, 2016, Sean Brynjelsen (Executive Vice President, Business Development) effective April 4, 2016 and Donald Bullock (Executive Vice President, Sales) effective June 27, 2016, which provide for the severance payments and benefits described below upon (i) for all executive officers, a termination of employment either by the Company without “Cause” or by the executive officer for “Good Reason” (each, as defined below) within 24 months following the consummation of a transaction (such as the Merger) that constitutes a change in control (or for Messrs. Oberman and Singer only, if prior to such change in control, their employment is terminated for a reason other than for “Cause” at the request of a third party or otherwise arose in anticipation of such transaction) and (ii) for Messrs. Oberman and Singer only, a termination due to his death or disability (a “qualifying termination”). Under each of the executive officer’s employment agreement, if a qualifying termination occurs, each executive officer would become entitled to the following, subject to the executive officer executing and not revoking a release of claims in favor of the Company:

•

With respect to Mr. Oberman, (a) a lump sum cash payment equal to 3.0 times the sum of Mr. Oberman’s annual base salary and target annual bonus for the year in which his termination occurs, (b) a pro-rata portion of the annual bonus for the year in which Mr. Oberman’s termination occurs based on actual performance in such year and paid at the time annual bonuses are generally paid, (c) reimbursement for outplacement services not to exceed $30,000, (d) full vesting of all outstanding equity-related awards and all applicable equity remaining exercisable for the full original term of the award, and (e) accrued obligations including base salary through the date of termination, accrued and unused vacation pay, any earned but unpaid annual bonus, amounts owed for reimbursement of expenses properly incurred, and other benefits due and owing under the terms of the applicable plan or arrangement. Mr. Oberman will also receive payment by the Company of the same percentage of the monthly premiums costs for COBRA continuation coverage as it pays of the monthly premium costs for medical coverage for senior executives generally for a period of 18 months or, at the Company’s election, payment by the Company to Mr. Oberman of a monthly amount equal on an after-tax basis to such amount. In the event it is determined that any payment or benefit made to Mr. Oberman would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any other interest or penalties are incurred with respect to the excise tax, he will receive a tax gross-up payment in an amount such that after payment of the excise tax and all other taxes imposed on the tax gross-up payment, Mr. Oberman retains an amount of the tax gross-up payment equal to the sum of (a) the excise tax imposed and (b) the product of any deductions disallowed to Mr. Oberman because of the inclusion of the tax gross-up payment and the highest applicable marginal rate of federal income taxation for the calendar year in which such payment is to be made.

•	With respect to Mr. Singer, (a) a lump sum cash payment equal to 2.0 times the sum of Mr. Singer’s annual base salary and target annual bonus for the year in which his termination occurs, (b) a pro-rata portion of the annual bonus for the year in which Mr. Singer’s termination occurs based on actual performance in such year and paid at the time annual bonuses are generally paid, (c) reimbursement for outplacement services not to exceed $30,000, (d) full vesting of all outstanding equity-related awards and all applicable equity remaining exercisable for the full original term of the award, and (e) accrued obligations including base salary through the date of termination, accrued and unused vacation pay, any earned but unpaid annual bonus, amounts owed for reimbursement of expenses properly incurred, and other benefits due and owing under the terms of the applicable plan or arrangement. Mr. Singer will also receive payment by the Company of the same percentage of the monthly premiums costs for COBRA continuation coverage as it pays of the monthly premium costs for medical coverage for senior executives generally for a period of 18 months or, at the Company’s election, payment by the Company to Mr. Singer of a monthly amount equal on an after-tax basis to such amount. In the event it is determined that any payment or benefit made to Mr. Singer would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any other interest or penalties are incurred with respect to the excise tax, he will receive a tax gross-up payment in an amount such that after payment of the excise tax and all other taxes imposed on the tax gross-up payment, Mr. Singer retains an amount of the tax gross-up payment equal to the sum of (a) the excise tax imposed and (b) the product of any deductions disallowed to Mr. Singer because of the inclusion of the tax gross-up payment and the highest applicable marginal rate of federal income taxation for the calendar year in which such payment is to be made.

•	With respect to Messrs. Harmon, Brynjelsen and Bullock, (a) payment of 12 months’ annual base salary paid in accordance with regular payroll, and (b) full vesting of all outstanding equity-related awards and all applicable equity remaining exercisable for the full original term of the award. With respect to Messrs. Harmon and Bullock, in the event of a termination of employment by the Company without “Cause,” they will each be entitled to a pro-rata portion of the annual bonus for the year of termination;

For purposes of Messrs. Oberman and Singer’s employment agreements, “Cause” means (i) the executive’s conviction of, plea of nolo contendere to, a felony (other than in connection with a traffic violation) under any state or federal law; (ii) the executive’s willful and continued failure to substantially perform his essential job functions after receipt of written notice from the Company that specifically identifies the manner in which the executive has substantially failed to perform his essential job functions and specifying the manner in which the executive may substantially perform his essential job functions in the future; (iii) a material act of fraud or willful and material misconduct with respect, in each case, to the Company, by the executive; (iv) a willful and material breach of restrictive covenants set forth in the employment agreement; or (v) a willful and material violation of a material policy of the Company. Neither executive may be terminated for “Cause” unless (A) written notice stating the basis for the termination is provided to the executive, (B) as to clauses (ii), (iii), (iv) or (v), Messrs. Oberman or Singer, as applicable, is given 30 days to cure the neglect or conduct that is the basis of such claim, (C) if the executive fails to cure such neglect or conduct, he is given an opportunity to be heard with counsel before the full Board prior to any vote regarding the existence of “Cause” and (D) there is a vote of a majority of the members of the Board to terminate the executive for “Cause.”

For purposes of Messrs. Harmon, Brynjelsen and Bullock’s employment agreements, “Cause” means (i) if the executive becomes disabled (defined as the inability to perform essential job functions with or without a reasonable accommodation, for a period of 90 days or more); (ii) if the executive (for reasons other than illness or injury) is absent from executive’s duties without the written consent of the Company for more than 3 consecutive days; (iii) if the executive dies (effective on the date of death); (iv) if the executive should be convicted of a crime punishable by imprisonment; (v) if the executive should willfully breach or habitually neglect the duties required to perform under the employment agreement; (vi) if the executive has committed, undertaken or otherwise been involved in dishonest conduct in relation to the Company (and “dishonest conduct” is deemed to include, but is not limited to, the theft, embezzlement or other misappropriation of all or any material or significant part of the funds, assets or property (tangible or intangible) of the Company); (vii) if the executive violates any Company policy or fails to meet the legitimate expectations of the Company and the executive has been given 30 days written notice of the violation and has failed to cure; (viii) if the executive has violated or breached the terms and conditions of the employment agreement; (ix) if the executive has plead guilty or “no contest” to, or is convicted by a court of a crime involving theft, fraud or embezzlement or a crime that constitutes a felony or is proceeded with as an indictable offence; (x) if the executive has knowingly caused the Company to commit a material violation of any applicable law that has (or is likely to have) a material adverse effect on the Company and the executive has been given 30 days written notice of the violation and has failed to cure; (xi) if the executive engages in anything that reflects poorly on the Company, as determined by the Company and the executive has been given 30 days’ notice of the violation and has failed to cure; or (xii) if the executive has disregarded a reasonable directive from the Company (to be determined by the Company).

For purposes of Mr. Oberman’s employment agreement, “Good Reason” means a termination of employment by an executive for any of the following reasons: (i) any diminution or adverse change in the executive’s titles; (ii) a reduction in the executive’s base salary or target bonus; (iii) a change adverse to the executive in the executive’s reporting obligations and/or the executive’s removal from the Board; (iv) a material diminution in the executive’s authority, responsibilities or duties or material interference with the executive’s carrying out his duties; (v) the assignment of duties inconsistent with the executive’s position or status with the Company as of the date of the employment agreement; (vi) a material change in geographic location to somewhere outside the Chicago metropolitan area at which the executive must provide the services under the employment agreement; (vii) any other material breach of the terms of the employment agreement or any other agreement which breach is not cured within 10 days of notice by the executive; (viii) any purported termination of the executive’s employment by the Company that is not effected in accordance with the applicable provisions of the employment agreement; (ix) the failure of the Company to obtain the assumption in writing of its obligations under the employment agreement by any successor to all or substantially all of the assets of the Company within 15 days after a merger, consolidation, sale or similar transaction; or (x) the delivery of a notice of non-renewal by the Company. In order to resign for “Good Reason,” Mr. Oberman must provide written notice of the acts or omissions constituting the grounds for “Good Reason” within 90 days of the initial existence of the grounds and a cure period of 30 days (10 days in respect of clause (vii)) following the date the Company receives such notice within which to cure such event(s); provided, that pursuant to the terms of the Disclosure Schedules to the Merger Agreement, the Company may amend the employment agreement to provide that written notice be provided within 180 days of the initial existence of the grounds for “Good Reason.”

For purposes of Mr. Singer’s employment agreement, “Good Reason” means a termination of employment by an executive for any of the following reasons: (i) any diminution or adverse change in the executive’s titles; (ii) a reduction in the executive’s base salary or target bonus; (iii) a requirement that the executive report to someone other than the Company’s Chief Executive Officer; (iv) a material diminution in the executive’s authority, responsibilities or duties or material interference with the executive’s carrying out his duties; (v) the assignment of duties inconsistent with the executive’s position or status with the Company as of the date of the employment agreement; (vi) a relocation by the Company of the executive’s primary place of employment to a location more than 25 miles further from the executive’s primary residence than the current location of the executive’s primary place of employment; (vii) any other material breach of the terms of the employment agreement or any other agreement which breach is not cured within 10 days of notice by the executive; (viii) any purported termination of the executive’s employment by the Company that is not effected in accordance with the applicable provisions of the employment agreement; (ix) the failure of the Company to obtain the assumption in writing of its obligations under the employment agreement by any successor to all or substantially all of the assets of the Company within 15 days after a merger, consolidation, sale or similar transaction; or (x) the delivery of a notice of non-renewal by the Company. Pursuant to the terms of the Disclosure Schedules to the Merger Agreement, the Company may amend the employment agreement to provide that written notice be provided by Mr. Singer within 180 days of the initial existence of the grounds for “Good Reason.”

For purposes of Messrs. Harmon’s, Bullock’s, and Brynjelsen’s employment agreements, “Good Reason” means (i) a material adverse change of executive’s title, authority, duties, position or responsibilities, or the removal of executive from such position and responsibilities, either of which results in a material diminution of executive’s authority, duties or responsibilities (other than temporarily while executive is physically or mentally incapacitated or as required by applicable law); (ii) a material reduction in executive’s base salary; (iii) a material change in the geographic location of executive’s primary work facility or location; provided, however, that a relocation of less than 50 miles from executive’s then-present location will not be considered a material change in geographic location; or (iv) for Messrs. Harmon and Bullock only, a material reduction in such executive’s target bonus percentage. In order to resign for “Good Reason,” the executive must provide written notice of the acts or omissions constituting the grounds for “Good Reason” within 60 days of the initial existence of the grounds and a reasonable cure period of not less than 30 days following the date the Company receives such notice within which to cure such event(s).

In addition, all the employment agreements provide that during each of the executive officer’s employment and for one year following the termination of his employment for any reason, each of the executive officer is prohibited from engaging in any business that competes with the Company and from soliciting certain Company employees for a period of 12 months following termination, and is also subject to certain covenants related to confidential information, and return of property. However, the employment agreements for Messrs. Oberman and Singer provide that the prohibition against engaging in any business that competes with the Company shall not apply following a change in control. The employment agreements for Messrs. Harmon, Brynjelsen and Bullock also include covenants regarding trade secrets and invention assignment.

The Company maintains the CIC Severance Plan in which Messrs. Greve and Ward are participants. Pursuant to the CIC Severance Plan, if Messrs. Greve or Ward is terminated by the Company without “Cause” (excluding death or disability) or by the participant for Good Reason within the 12 month period following a Change of Control, he will be entitled to receive the following: (a) a cash lump sum payment in an amount equal to 1.0 times the participant’s base salary; (b) payment of all accrued obligations; (c) payment by the Company of the same percentage of the monthly premiums costs for COBRA continuation coverage as it pays of the monthly premium costs for medical coverage for senior executives generally for a period of 12 months or, at the Company’s election, payment by the Company to the individual of a monthly amount equal on an after-tax basis to such amount; and (d) full vesting of all outstanding equity-related awards and all applicable equity remaining exercisable for the full original term of the award, which receipt of benefits (excluding (b)) are subject to the executive officer executing and not revoking a release of claims in favor of the Company.

For the purposes of the CIC Severance Plan, “Cause” means (i) the participant’s conviction of, or plea of nolo contendere to, a felony (other than in connection with a traffic violation) under any state or federal law; (ii) the participant’s willful and continued failure to substantially perform his essential job functions after receipt of written notice from the Company that specifically identifies the manner in which the participant has substantially failed to perform his essential job functions and specifying the manner in which the participant may substantially perform his essential job functions in the future; (iii) a material act of fraud or willful and material misconduct with respect, in each case, to the Company, by the participant; (iv) a willful and material breach of any restrictive covenants to which the participant is subject to; or (v) a willful and material violation of a material policy of the Company. No CIC Severance Plan participant may be terminated for “Cause” unless (A) written notice stating the basis for the termination is provided to the executive, (B) as to clauses (ii), (iii), (iv) or (v), the participant is given 30 days to cure the neglect or conduct that is the basis of such claim, (C) if the participant fails to cure such neglect or conduct, he is given an opportunity to be heard with counsel before the full Board prior to any vote regarding the existence of “Cause” and (D) there is a vote of a majority of the members of the Board to terminate the participant for “Cause.”

For the purposes of the CIC Severance Plan, “Good Reason” means (i) any reduction in the participant’s base salary or target bonus or (ii) a relocation by the Company of the participant’s primary place of employment to a location more than 50 miles further from the participant’s primary residence than the current location of the participant’s primary place of employment.

Pursuant to the terms of the CIC Severance Plan, Messrs. Greve and Ward are prohibited from soliciting certain Company employees and clients for a period of 12 months following termination and are also subject to certain covenants related to confidential information and return of property.

Potential Change in Control Payments to Named Executive Officers

The table below describes the estimated potential payments to each of the Company’s named executive officers under their respective agreements with the Company in connection with the consummation of the Merger. These amounts reflect only the payments that the named executive officers would receive in connection with the Merger; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, absent the Merger. The amounts shown in the table are estimates only and based on multiple assumptions regarding events that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts that may be paid to a named executive officer in connection with the Merger may differ materially from the amounts set forth in the table.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the effective time of the Merger occurs on August 26, 2016, (ii) the employment of the executive is terminated without “Cause” or by the executive for “Good Reason” on August 26, 2016, (iii) the executive’s base salary rates and annual target bonuses remain unchanged from those in place on July 29, 2016, and (iv) no executive enters into new agreements or is otherwise legally entitled to, prior to the effective time of the Merger, additional compensation or benefits.

Name	Cash(1)	Equity(2)	Pension NQDC	Perquisites/ Benefits(3)	Tax Reimbursements	Total Value
Allan Oberman	$5,088,822	$2,788,552	$—	$31,558	$3,481,848	$11,389,222
Jonathon Singer	$1,270,241	$864,528	$—	$31,875	$824,002	$2,988,772
J. Frank Harmon	$409,767	$350,557	$—	$—	n/a	$790,325
Sean Brynjelsen	$315,000	$415,020	$—	$—	n/a	$760,020
Donald Bullock	$346,726	$309,579	$—	$—	n/a	$686,305

(1)	The amounts listed in this column for each named executive officer are payable on a double-trigger basis upon the executive officer’s qualifying termination in connection with the Merger within 24 months thereof, under the employment agreements described above under the heading “Employment Agreements and Other Change in Control Arrangements”. The base salary, the target bonus, and the pro-rata bonus amounts used in the above calculations for the cash severance benefits payable to each named executive officer are as follows:

Name	Base Salary	Target Bonus	Pro-Rata Bonus
Allan Oberman	$765,000	$765,000	$498,822
Jonathon Singer	$415,000	$166,000	$108,241
J. Frank Harmon	$325,000	$130,000	$84,767
Sean Brynjelsen	$315,000	$126,000	$82,159
Donald Bullock	$275,000	$110,000	$71,726

(2)	The amounts listed in this column represent the aggregate pre-tax amount payable pursuant to the Merger Agreement contingent upon the Effective time, as a result of the Merger, on a “single-trigger” basis, to each executive officer in respect of Company Restricted Shares, Company RSUs and unvested Company Stock Options held by each of Messrs. Oberman, Singer, Harmon, Brynjelsen and Bullock as of July 29, 2016, as described above under the heading “Equity-Based Incentive Awards-Company Stock Options”. Depending on when the Merger occurs, certain Company Stock Options may vest in the ordinary course in accordance with their terms.
(3)	For Messrs. Oberman and Singer consists of the value of payments by the Company based on the same percentage of the monthly premiums costs for COBRA continuation coverage for a period of 18 months, and also $30,000 reimbursement for outplacement or transition services. The value is based on the value of the premiums in effect on July 29, 2016. These benefits are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the effective time as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” above.

Executive Officer and Director Arrangements Following the Merger

As of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent or its affiliates regarding continued service with Parent or its respective affiliates after the Effective Time. Nevertheless it is possible that Parent or its affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Under the Merger Agreement, Parent has agreed that each continuing employee will, until December 31, 2017, be provided with (i) annual base salary or base wage and target annual cash bonus opportunities that are no less favorable in the aggregate than those provided to each continuing employee immediately prior to the Effective Time and (ii) employee benefits (other than equity plans and arrangements) that are no less favorable in the aggregate than those provided to such continuing employee immediately prior to the Effective Time. Parent has also agreed to provide (or cause the Surviving Corporation to provide) no less favorable severance compensation and/or benefits to each continuing employee whose employment is terminated prior to December 31, 2017, under circumstances that would have entitled such continuing employee to severance benefits under the severance plan, policy or agreement of the Company applicable to such continuing employee immediately prior to the Effective Time.

Parent has agreed to recognize service rendered by each continuing employee to the Company prior to the Effective Time for purposes of vesting, eligibility to participate and level of benefits under the employee benefit plans of Parent or the Surviving Corporation to the same extent such service was recognized under a similar Company employee benefit plan (but not to the extent that such crediting would result in a duplication of benefits for the same period of service). Parent has also agreed to cause each continuing employee to be immediately eligible to participate, without any waiting time, in any Parent employee benefit plans to the extent coverage under such Parent employee benefit plan replaces coverage under a comparable Company employee benefit plan in which such continuing employee participated immediately before the Effective Time. In addition, with respect to any Parent medical, dental, pharmaceutical or vision benefit plan in which any continuing employee is eligible to participate after the Effective Time, Parent has agreed to use commercially reasonable efforts to (a) cause all pre-existing condition exclusions and actively-at-work requirements to be waived to the extent that such limitations were inapplicable to, or had been satisfied, under the corresponding Company benefit plan and (b) provide credit for any eligible expenses incurred prior to the Effective Time toward deductibles, coinsurance and maximum out-of-pocket requirements under Parent plans.

The Company will cause all continuing employees’ accounts under the Company’s 401(k) plan to become fully vested at the Effective Time.

Parent has agreed to honor all obligations under the Company benefit plans existing and applicable as of immediately before the Effective Time in accordance with their terms as in effect immediately before the Effective Time and the Merger shall be deemed to constitute a “change in control”, “change of control”, “corporate transaction” or other similar words to such effect under such Company benefit plans.

To the extent that the Effective Time occurs (i) in 2016 or (ii) following the end of the 2016 performance period with respect to the Company’s annual incentive plan or any other applicable annual bonus plan, but, in each case, prior to payment of the bonuses for such 2016 performance period, Parent has agreed to cause the Surviving Corporation to pay to each Company employee the greater of (x) the Company employee’s target bonus for such 2016 performance period and (y) the bonus to which the Company employee would be entitled for such 2016 performance period based on actual performance (each, a “2016 Bonus”). Payment of any such 2016 Bonus will be contingent on the applicable Company employee’s continued employment through the end of the performance period; provided, that in the event that a Company employee’s employment is terminated without “cause” or if such Company employee resigns with “good reason” prior to the end of such performance period, such Company employee will be entitled to a pro rata 2016 Bonus, calculated on the basis of the number of days such Company employee was employed during 2016, divided by 365. In addition, in the event that the Effective Time occurs in 2017, at the Effective Time, Parent has agreed to cause the Surviving Corporation to pay to each Company employee a pro-rata portion of any bonus that such Company employee would have been entitled to receive under the Company’s annual incentive plan and any other applicable annual bonus plan for the 2017 performance period based on the Company employee’s target bonus for such 2017 performance period.

Director Compensation

The Company compensates its non-employee directors for their service on the Board and its committees, but does not pay director fees to directors who are employees of the Company. Non-employee members of the Board receive a combination of cash compensation in the form of annual retainers, and equity incentive compensation for their service on the Board.

Director Fees Paid in Cash

Under the Company’s director compensation program, each of the Company’s non-employee directors receives compensation in the amount of $85,000 per year for service on the Board. A director who also served as the independent chairman of the Company is entitled to an additional $45,000 annual cash retainer. A director appointed as the lead director is entitled to an additional $25,000 annual cash retainer. Each director who serves in the role of chairman of any committee created by the Board receives an annual retainer fee of: (1) $22,500 for the Audit Committee; (2) $17,500 for the Compensation Committee; (3) $12,500 for the Corporate Governance and Nominating Committee and (4) $10,000 for any other permanent or temporary committee established by the Board. Members of these board committees receive an annual retainer fee of: (1) $12,500 for the Audit Committee; (2) $10,000 for the Compensation Committee; (3) $7,500 for the Corporate Governance and Nominating Committee and (4) $5,000 for any other permanent or temporary committee established by the Board. This compensation is payable quarterly in advance and pro-rated for any portion of the year during which the director serves in the respective capacity.

Director Equity-Based Compensation

Each of the Company’s non-employee directors who was not immediately prior to joining the Board an employee of the Company or one of its subsidiaries receives an award of Company RSUs upon his or her initial election or appointment to the Board, in an amount to be determined by the Board or its Compensation Committee. The award will be calculated based on the closing price of the Company Common Stock on the trading day prior to the grant date. The restricted stock units will vest in equal annual installments over the four-year period following the grant date. Vested restricted stock units are generally payable in stock within 30 days of vesting, although each independent director is provided with the opportunity to defer such payment until the termination of their service to the Company.

With respect to continuing grants, on the same date each year as annual employee grants are awarded, each non-employee director then in office will also receive an award of restricted stock units in an amount of $125,000, which will vest over a one-year period following the grant date.

Please see the section above entitled “Effect of the Merger on Shares, Company Restricted Shares, Company RSUs and Company Stock Options” for more information on the treatment of equity held by directors in the Merger.

Director and Officer Indemnification and Insurance

The Merger Agreement provides for certain indemnification and insurance rights in favor of any person who is or was a director or officer of the Company or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its subsidiaries (each an “Indemnified Party”). Specifically, the Merger Agreement provides that Nichi-Iko will cause the Surviving Corporation to honor all obligations of the Company and its subsidiaries to the Indemnified Parties in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in the Company’s certificate of incorporation and bylaws and the respective organizational documents of each of the Company’s subsidiaries as in effect on July 10, 2016 for a period of six years following the Effective Time.

The Merger Agreement provides that for a period of six years from the Effective Time, Nichi-Iko shall cause the Surviving Corporation to pay and advance to an Indemnified Party any expenses (including fees and expenses of legal counsel) in connection with any claim relating to any acts or omissions for which such Indemnified Party is entitled to indemnification.

In addition, the Merger Agreement provides that for a period of six years from the Effective Time, the Surviving Corporation shall, and Nichi-Iko shall cause the Surviving Corporation to, cause the articles of incorporation and bylaws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnified Parties no less favorable to the Indemnified Parties than as set forth in the Company’s certificate of incorporation and bylaws in effect on July 10, 2016, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties during such six year period except as required by applicable law.

The Merger Agreement also provides that for a period of six years from the Effective Time, Nichi-Iko shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of July 10, 2016 maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent. However, after the Effective Time, Nichi-Iko shall not be required to pay annual premiums in excess of 300% of the annual premium paid as of July 10, 2016 by the Company in respect of the coverages required to be obtained pursuant to the Merger Agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount. As an alternative to the foregoing, the Company may purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which Parent would be required to spend during the six—year period provided for above. Such “tail” insurance must provide coverage not materially less favorable than the coverage described above.

The indemnification and insurance obligations of Parent and the Surviving Corporation discussed above shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom they apply unless (A) such termination or modification is required by applicable law or (B) the affected Indemnified Party shall have consented in writing to such termination or modification.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting of the Board held on July 10, 2016, the Board unanimously (i) approved the execution, delivery and performance of the Merger Agreement, (ii) determined that entering into the Merger Agreement was in the best interest of Sagent and its stockholders, (iii) declared the Merger Agreement and the transactions contemplated therein advisable, and (iv) recommended that Sagent’s stockholders accept the Offer and tender their Shares into the Offer.

Accordingly, and for the other reasons described in more detail below, the Board hereby recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Background and Reasons for the Board’s Recommendation.

Background of the Offer

The Board and senior management of Sagent actively monitor and assess developments in the generic and specialty pharmaceutical industries. In light of market and business dynamics, the Board, together with senior management of Sagent, periodically reviews and assesses Sagent’s business plan and potential strategic options available to Sagent with the goal of maximizing stockholder value. In the past, these options have included periodic assessments of ways to enhance stockholder value in connection with Sagent’s stand-alone plan, including through improvements to the stand-alone operations of Sagent and possible product acquisitions and company acquisitions to increase the size and scope of the operations of Sagent. For example, on October 1, 2014, Sagent acquired all of the issued and outstanding shares of the capital stock of Omega Laboratories Limited (which we refer to as “Omega”), a privately held Canadian pharmaceutical and specialty healthcare products company. The acquisition of Omega represented Sagent’s first international market expansion and added a facility with the capability to manufacture products for the Canadian and other international markets. In conjunction with such acquisition, Sagent committed to a capital expansion project which would significantly increase Omega’s manufacturing capacity and enhance its quality systems to enable Omega to pursue approval from the United States Food and Drug Administration (which we refer to as the “FDA”) to manufacture injectable products for the U.S. market.

In addition, in the ordinary course of business as part of its long-term strategic and annual planning process, Sagent’s management periodically prepares, provides to and reviews with the Board certain nonpublic non-risk adjusted and risk adjusted financial forecasts, as well as other relevant business, regulatory and strategic updates that impact the principal assumptions and estimates underlying such forecasts, including related to the likelihood of receipt and anticipated timing of required regulatory approvals for certain pipeline products; the anticipated launch date for certain pipeline products; the pricing, market penetration and competition with respect to certain pipeline products; and the annual growth rate and pricing assumptions for the Company’s base business.

Over the past several years, the Board and senior management of Sagent have also periodically assessed potential business combinations with other generic and specialty pharmaceutical companies and potential sales of Sagent. In connection with these activities, from time to time, Sagent has received and considered informal indications of interest for the possible acquisition of Sagent or other strategic business combinations involving Sagent. In addition, from time to time, other pharmaceutical companies and financial sponsors have indicated that they would be interested in evaluating a potential acquisition of Sagent if Sagent was interested in exploring such a transaction.

As a result of its periodic review of potentially available strategic transactions and acquisitions and the discussions that Sagent had held with various parties over the recent past, as well as its discussions from time to time with representatives of various investment banks with knowledge and expertise of Sagent’s industry, the Board believed it is was generally aware of the opportunities for strategic transactions and acquisitions involving companies in the generic and specialty pharmaceuticals industries generally and Sagent in particular.

In August 2014, the Board formed the Strategic Committee, a new standing committee of the Board composed of three independent directors, to facilitate the Board’s review and evaluation of strategic opportunities that may arise from time to time.

In October 2014, Sagent engaged Perella Weinberg Partners LP (“Perella Weinberg”) to assist the Board and senior management of Sagent in identifying and evaluating potential value-enhancing strategic alternatives. In February 2015, Sagent engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) to further assist the Board and senior management of Sagent in connection with evaluating potential strategic alternatives. In the several years preceding this time period, Sagent had entered into engagements with each of Perella Weinberg and Morgan Stanley in connection with its review of potential strategic alternatives and general mergers and acquisitions advisory matters, but those earlier engagements with Perella Weinberg were superseded by the engagement entered into in October 2014 and those earlier engagements with Morgan Stanley had terminated prior to February 2015.

In December 2014, a large strategic competitor that was majority owned by a financial sponsor approached Mr. Jeffrey Yordon, then Chairman and Chief Executive Officer of Sagent, about a potential stock-for-stock acquisition of Sagent. Sagent and such party engaged in preliminary discussions regarding a potential business combination transaction during late January and February 2015, but the parties mutually determined to terminate the discussions around mid- to late March 2015.

In late March 2015, Mr. Yordon announced his decision to retire from Sagent. The Board immediately conducted a search for a new CEO, which culminated with the August 2015 announcement that the Board had named Mr. Allan Oberman as its Chief Executive Officer and a member of the Board.

In Spring 2015, a Chinese-based pharmaceutical company (which we refer to as “Party A”), with whom Sagent had previously had discussions regarding potential strategic business collaborations between the parties pursuant to a confidentiality agreement entered into in February 2014, reached out to a then-senior executive of Sagent to express preliminary interest in engaging in discussions about a potential business combination transaction, which the senior executive subsequently communicated to the Board.

In Summer 2015, representatives of a non-U.S. listed international pharmaceutical company indicated its interest to a then-senior executive of Sagent in a potential business combination transaction with Sagent. The senior executive subsequently relayed such interest to the Board. During Summer 2015, the parties engaged in a mutual due diligence review of their respective businesses through a series of meetings and conference calls.

Between July 2015 and September 2015, Party A submitted multiple non-binding expressions of interest to acquire Sagent at various indicative equity valuation ranges that reflected a premium to Sagent’s then-current stock trading price, but noted that the submission of a final valuation was subject to the performance of due diligence and developing a better understanding of Sagent’s business and the general competitive landscape of its industry. The expressions of interest also made general reference to several proposed sources of financing for a transaction, including a pending private placement and financing from certain unidentified Chinese and foreign banks and private equity funds, but few details were provided. During the course of the subsequent discussions among Party A, Sagent and their respective advisors, Party A clarified that, rather than acquire Sagent directly, it proposed to form a new special purpose entity, to be owned by a consortium comprised of Party A and certain equity financing sources, in order to acquire Sagent.

On September 30, 2015, the Board held a regular meeting, during which it discussed the expression of interest that had been received from the non-U.S. listed international pharmaceutical company. Sagent’s management and its advisors discussed with the Board the current status and results of the due diligence review that had been conducted with respect to such non-U.S. listed pharmaceutical company’s business, and the Board discussed the potential benefits and risk associated with a potential business combination transaction with such company. Following discussion, the Board determined not to continue to pursue the potential transaction. The

Board then discussed the expressions of interest that had been received from Party A, and the potential benefits and risks associated therewith, including concerns about Party A’s ability to arrange the necessary financing to fund a potential transaction, the lack of detail around the sources of the potential financing and the absence of a creditworthy strategic entity with significant financial resources that would backstop any obligations of the proposed acquiror consortium. Following discussion, the Board agreed to direct management to engage in certain limited further activity with Party A, including to allow Party A to have access to certain due diligence information through an online data room (subject to Party A’s execution of a confidentiality agreement) and to seek further clarity from Party A as to its proposed equity and debt financing sources and its willingness to arrange satisfactory credit support from a creditworthy entity of significant resources to backstop Party A’s obligations.

On October 7, 2015, members of Sagent’s senior management and representatives of Morgan Stanley met in Schaumburg, Illinois with members of Party’s A senior management and representatives of Party A’s financial advisor for a preliminary due diligence meeting. On October 26, 2015, Sagent and Party A entered into a confidentiality agreement, which included a standstill provision.

On November 21, 2015, Party A submitted to Sagent a non-binding proposal to acquire Sagent for an equity value of $900 million, which according to the proposal equated to approximately $27.45 per Share. The proposal indicated it was contingent on confirmatory legal and accounting due diligence and completion of financing arrangements, which Party A stated would take six weeks. The proposal also indicated that Party A expected to use a combination of private equity funds and bank loans to finance the proposed transaction, and identified three Chinese-based private equity funds and three Chinese-based financial institutions as potential sources of equity and debt financing. The proposal also expressly stated that as a prerequisite to negotiating a definitive acquisition agreement, Party A would require Sagent to grant a 60-day period of exclusivity to Party A.

On December 4, 2015 the Board held a special meeting by teleconference, with representatives of Morgan Stanley and representatives of Kirkland & Ellis LLP (“Kirkland”), counsel to Sagent, in attendance. The Board discussed with its advisors the recent proposal received from Party A. A representative of Kirkland also reviewed with the Board its fiduciary duties and certain legal considerations in connection with its evaluation of Party A’s proposal. The Board reviewed with its advisors the potential benefits and risks associated with the proposal, including continuing concerns about Party A’s absence of committed equity and debt financing necessary to fund a potential transaction and absence of a creditworthy strategic entity with significant financial resources to backstop any obligations of the proposed acquiror consortium. Following discussion, the Board determined it was appropriate to continue discussions with Party A and to permit Party A to access an online data room for the purpose of performing limited due diligence and to attend an in-person management presentation later that month. However, the Board instructed Morgan Stanley to inform Party A and its advisors that it should submit a revised expression of interest that demonstrated the existence of committed financing and that otherwise addressed the financing-related concerns discussed by the Board.

In mid-December 2015, over a several day period, members of Sagent’s senior management and representatives of Morgan Stanley and Kirkland met in New York with members of the senior management of Party A and certain of its advisors for an in-person management presentation. During this time, Party A was also permitted access to an online data room to facilitate its continuing due diligence review of Sagent.

On December 22, 2015, Mr. Robert Flanagan, Chairman of the Board of Sagent, met with senior representatives of Party A in New York to continue preliminary discussions regarding Party A’s expressions of interest in Sagent.

In addition, in Fall 2015, a senior executive of a large health care company (which we refer to as “Party B”) contacted Mr. Oberman to request a meeting to discuss potential business opportunities between the parties. Mr. Oberman subsequently advised Mr. Flanagan of the scheduled meeting.

On January 5, 2016, Mr. Oberman and Mr. Singer met with two senior executives of Party B. During the meeting, the senior executives of Party B expressed Party B’s interest in evaluating a potential acquisition of Sagent if Sagent was willing to explore such a transaction. Following the meeting, Mr. Oberman communicated Party B’s expression of interest to the Board.

On January 13, 2016, Reuters ran a news story reporting that Sagent was considering a sale of the company as part of an exploration of strategic alternatives. The news story reported that Sagent had hired Perella Weinberg as its financial advisor in connection with the exploration of strategic alternatives and that Perella Weinberg had contacted other companies in the pharmaceuticals industry and private equity firms to solicit interest in a possible transaction. Contrary to the news story, as of such date, Perella Weinberg had not contacted any third parties to solicit interest in a possible transaction involving Sagent, nor had the Board instructed Perella Weinberg to do so. Sagent instructed representatives of Perella Weinberg to advise any parties who might contact them regarding a transaction with Sagent that Sagent was not running a sale process.

In late January 2016, Mr. Eiichi Machida, a senior executive adviser of Nichi-Iko, contacted a representative of Perella Weinberg and indicated that Nichi-Iko had seen a January 2016 news report that Sagent had hired Perella Weinberg and may be exploring a sale process. Mr. Machida expressed Nichi-Iko’s interest in entering into a discussion related to a business transaction with Sagent but did not make any specific proposal. In accordance with the instructions previously received, the representative of Perella Weinberg indicated that, contrary to the news report, Sagent was not considering a sale process but that he would contact Mr. Machida if that were to change. The representative of Perella Weinberg subsequently communicated Nichi-Iko’s interest to Mr. Flanagan, who subsequently informed the Board.

On February 3, 2016, Party A submitted to Sagent a non-binding proposal to acquire Sagent for an equity value of $850 million, which according to the proposal equated to approximately $25.53 per Share. The proposal estimated that the negotiation of definitive documentation and completion of Party A’s due diligence (including required in-person due diligence visits by Party A and its specifically-identified equity and debt financing sources) would take approximately 60 days. The proposal also required that Sagent grant a 60-day period of exclusivity to Party A.

In early February 2016, a financial sponsor with experience involving health care companies approached Mr. Flanagan about a potential business combination transaction involving one of its portfolio companies in the generic pharmaceutical business, which Mr. Flanagan subsequently conveyed to the Board. We refer to the financial sponsor and its portfolio company together as “Party C.” The proposed transaction contemplated Sagent and the portfolio company of Party C merging into a new foreign corporation in a so-called “inversion” for U.S. federal tax purposes. On February 13, 2016, Sagent and Party C entered into a mutual non-disclosure agreement, which contained a standstill provision.

On February 25, 2016, Party C submitted to Sagent a non-binding proposal to combine Party C’s portfolio company with Sagent in a stock-for-stock transaction, with Sagent’s and such portfolio company’s stockholders becoming stockholders of a new foreign corporation. Under the terms of the proposal, Sagent’s stockholders prior to the consummation of the transaction would have owned approximately 60% of the outstanding shares of the new foreign corporation following consummation of the transaction. The proposal contemplated long-term governance arrangements for the benefit of Party C. It contemplated that the transaction would be subject to approval by Sagent’s stockholders, and that the Board would have a “fiduciary out” to engage in discussions with alternative parties regarding unsolicited competing takeover proposals, but that the agreement would include a “force the vote” provision delaying the Board’s ability to accept any such proposal. It also contemplated that Sagent would pay Party C a termination fee of 4% of the implied equity value of Sagent if the transaction was terminated with respect to an alternative takeover proposal.

Following receipt of the non-binding proposal from Party C, Sagent’s management conducted due diligence to assess the value of the portfolio company of Party C and the benefits that would be able to be obtained in connection with a transaction with Party C.

On February 29, 2016, the Board held a special meeting by teleconference, with representatives of Kirkland and Perella Weinberg in attendance, to discuss the non-binding proposal from Party C. Kirkland discussed with the Board its fiduciary duties and certain legal considerations in connection with the evaluation of a potential transaction. In addition, representatives of Perella Weinberg summarized Party C’s proposal and presented to the Board a preliminary valuation analysis of Party C’s portfolio company based on financial projections provided by Party C to Sagent and the implied pro rata ownership of the new foreign corporation based on such analysis. The Board continued the meeting in executive session without representatives of Perella Weinberg and discussed the potential benefits and risks of the transaction. Following discussion, the Board determined to reconvene later that week to further consider whether to continue discussions with Party C.

On March 4, 2016, the Board held a special meeting by teleconference, with representatives of Kirkland and Perella Weinberg in attendance, to further discuss the non-binding proposal from Party C. Mr. Oberman presented to the Board his assessment of Party C’s portfolio company based on the due diligence conducted to date, including his assessment of its products and pipeline and the strategic benefits of the transaction. He concluded that, at a minimum, additional due diligence was needed to assess the potential benefits of the proposed transaction and any value creation opportunities for Sagent’s stockholders. The Board continued the meeting in executive session without Mr. Oberman, and discussed the potential benefits and risks of the proposed transaction. Following discussion, the sense of the Board was that the proposed transaction offered several significant benefits but also had several significant risks and uncertainties. In connection with this discussion, and in light of the Board’s recognition of the inherent commercial, regulatory and strategic risks associated with the generic pharmaceutical industry and the execution of Sagent’s long-term strategic plan, the Board also discussed whether it would be advisable to pursue a potential sale transaction, either as part of the evaluation of the proposed transaction with Party C or independently, that could provide Sagent’s stockholders a more near-term opportunity to realize a significant premium to Sagent’s then-current valuation. At the conclusion of the meeting, while not taking any formal action, the sense of the Board was that the proposed transaction with Party C on the terms presented was not in the best interests of Sagent and its stockholders.

Following the meeting, Mr. Flanagan informed representatives of Party C of the Board’s view. In response, the representatives of Party C indicated a willingness to negotiate a post-closing ownership split of the parties’ respective stockholders more favorable to Sagent’s stockholders than initially proposed by Party C and requested an opportunity to present to the Board to explain the value of its portfolio company’s business and the business rationale of the proposed transaction.

On March 8, 2016, the Board held a special meeting by teleconference, with representatives of Kirkland in attendance, to discuss the status of the discussions with Party C. Mr. Flanagan provided an update to the Board about his discussions with Party C, and the Board engaged in a discussion about the relative advantages and disadvantages of the potential transaction. At the conclusion of the meeting, the sense of the Board was that the proposed transaction with Party C on the terms presented on February 25, 2016 was not in the best interests of Sagent and its stockholders, but that the Board was willing to allow Party C to make a presentation to the Board. In the meantime, the Board wanted Sagent’s management to be focused primarily on the ordinary course operations of Sagent.

On March 15, 2016, Mr. Machida sent an email to a representative of Perella Weinberg that expressed, on behalf of Mr. Yuichi Tamura, President and Chief Executive Officer of Nichi-Iko, that Nichi-Iko was interested in acquiring a majority stake of Sagent for cash, without specifying any price. The email also expressed Nichi-Iko’s confidence regarding the availability of financing for a potential transaction.

On March 17, 2016, the Board met in Washington, DC at the offices of Kirkland (with certain participants joining by teleconference), with Mr. Singer and representatives of Perella Weinberg and Kirkland in attendance, to further consider the potential transaction with Party C. At the invitation of the Board, representatives of Party C made a presentation to the Board and members of Sagent’s senior management about Party C, the portfolio company of Party C and the benefits of the proposed transaction for Sagent’s stockholders. Following this presentation, after the representatives of Party C had left the meeting, representatives of Perella Weinberg reviewed with the Board preliminary financial information relating to the proposed transaction with Party C and representatives of Kirkland provided the Board with an update on open issues related to the proposed transaction structure and items that would need to be negotiated for the transaction. Following these presentations, the Board discussed the potential transaction (including the potential benefits of synergies anticipated to result from the transaction) and alternative transactions that may be available to Sagent, including the potential transaction with Party A. Mr. Flanagan again informed the Board that representatives of Party C had indicated a willingness to negotiate a post-closing ownership split of the parties’ respective stockholders more favorable to Sagent’s stockholders than initially proposed by Party C. Following discussion, the Board determined to provide feedback to Party C that it might be interested in a proposed transaction but only if Sagent’s stockholders would own a significantly greater percentage of the combined company than had been initially proposed by Party C. Following this meeting, Sagent continued to conduct due diligence about the proposed transaction with Party C.

As had been the case on several similar matters and continuing during the balance of the discussion of these transactions until the announcement of the Merger Agreement, Mr. Flanagan provided informal updates to the other members of the Strategic Committee and the Board on developments in the discussions of these transactions on a regular basis and sought input on a regular basis from such members. These discussions were in addition to the specific Strategic Committee and Board meetings described herein.

On March 18, 2016, while attending an industry conference, Mr. Oberman met with senior representatives of Party A who were attending such conference.

On March 19, 2016, representatives of Kirkland had a teleconference with representatives of Party A’s outside counsel, during which the representatives of Kirkland relayed the Board’s concerns about Party A’s proposals, including the absence of committed financing, the risk that certain required approvals (including various Chinese governmental approvals and approval of the Committee on Foreign Investment in the United States, which we refer to as “CFIUS”) might not be obtained, the need for a significant reverse termination fee to be paid in certain circumstances in which the acquisition failed to close and appropriate credit support to backstop the payment of such reverse termination fee in light of the fact that the acquiring consortium would be a newly created, Chinese-domiciled entity without significant assets. Representatives of Party A’s outside counsel also outlined certain key areas of due diligence that its client would require in order to make a more definitive proposal.

On March 24, 2016, Party A submitted to Sagent a non-binding proposal to acquire Sagent for an equity value of $675 million, which according to the proposal equated to approximately $20.32 per Share. The proposal contemplated that Party A would finance the acquisition with a combination of debt and equity financing and was in the process of trying to arrange commitments for this financing. Party A said it would provide a letter of credit to support a reverse termination fee that would be paid under the definitive transaction documentation in certain circumstances in which the acquisition did not close. The proposal was subject to completion of Party A’s due diligence, and also contemplated the negotiation of term sheets with certain key employees of Sagent relating to their continued employment. In connection with the proposal, Party A proposed that it would be granted a period of exclusive negotiations for 30 days and attached a form exclusivity agreement.

On March 30, 2016, the Board held a special meeting by teleconference, with representatives of Kirkland in attendance. Mr. Flanagan updated the Board on recent developments regarding Party A, including summarizing the non-binding proposal that Sagent had received from Party A on March 24, 2016. Kirkland again reviewed with the Board its fiduciary duties and certain other legal considerations in connection with the Board’s evaluation of a potential strategic transaction. The Board engaged in a discussion about the relative advantages and disadvantages of a potential transaction with Party A, including discussing concerns about certain potential regulatory and financing risks related to such a transaction, and the potential mitigation strategies or remedies (including a reverse termination fee) that might be warranted in light of such risks. The Board determined that Sagent’s management should continue to facilitate Party A’s continuing due diligence review of Sagent and instructed Kirkland to continue its discussions with Party A’s counsel in an effort to better understand Party A’s proposal.

During late March and early April 2016, Kirkland participated in a series of teleconferences with Party A’s counsel to seek to further understand Party A’s proposal. In particular, Kirkland emphasized that the Board would only be willing to pursue a transaction that had high certainty of closing and had a creditworthy party that would support the acquiring consortium’s obligations in any transaction, in light of the fact that the acquiring consortium would be a newly created, Chinese-domiciled entity without significant assets. Kirkland said that Party A should provide more information to the Board about these items, including the risk that certain required approvals (including various Chinese governmental approvals and CFIUS approval) might not be obtained, and the size of, and form of security for, a reverse termination fee. To this end, Kirkland requested that Party A provide a complete form of merger agreement reflecting the terms of its proposal, including the size of the reverse termination fee (noting that the Board expected that it would be in the double digits as a percentage of the equity value of the proposed transaction). Kirkland informed counsel to Party A that they would be discussing these items with the Board at the Board’s next meeting in early April 2016.

Also in early April, a representative of Perella Weinberg arranged for a meeting in New York City between Mr. Flanagan and Mr. Machida to coincide with a planned meeting of the Strategic Committee.

On April 4, 2016, the U.S. Treasury Department and the Internal Revenue Service issued proposed and temporary regulations addressing “inversion” transactions that would potentially have an adverse impact on the contemplated “inversion” transaction with Party C, including preventing the combined company from taking advantage of certain of the previously anticipated tax benefits of an “inversion” transaction or fully realizing the previously anticipated benefits of a “roll up” acquisition strategy.

On April 6, 2016, Party A submitted to Sagent a letter that provided additional details regarding its March 24, 2016 proposal. The letter did not include a draft merger agreement showing all of the terms of Party A’s proposal but provided for a $47.25 million reverse termination fee (equal to approximately 7% of the equity value of the proposed transaction) that would be paid by Party A, to Sagent, under certain circumstances, including for failing to obtain certain required governmental approvals. The letter did not contemplate the payment of the reverse termination fee for failing to obtain CFIUS approval, for which Party A would seek to use reasonable best efforts to obtain. The letter indicated that the reverse termination fee would be supported by a letter of credit to be issued by an established financial institution reasonably acceptable to Sagent. The letter indicated that Party A expected to negotiate term sheets with certain key employees of Sagent, which would provide that such employees would continue their employment with Sagent pursuant to their current employment agreements following the consummation of a transaction, and that such employees would waive any change of control benefits they may have as a result of a transaction.

Also on April 6, Mr. Machida met with Mr. Flanagan and representatives of Perella Weinberg in New York City at Perella Weinberg’s offices. During the meeting, Mr. Flanagan informed Mr. Machida that he did not believe Sagent was interested in having Nichi-Iko acquire a majority of the stock and instead would only be interested in discussing an acquisition of the entire company and only at a significant premium to the current market price. At the conclusion of the meeting, Mr. Machida reiterated Nichi-Iko’s interest in Sagent and said he would get additional guidance from Nichi-Iko’s senior management about proceeding with a transaction on such terms.

On April 7, 2016, Mr. Flanagan and representatives of Perella Weinberg met with Mr. Machida in New York City at Kirkland’s offices. At the meeting, Mr. Machida confirmed that, based on additional guidance he had received from Nichi-Iko’s senior management, Nichi-Iko was interested in proceeding with discussions regarding a potential acquisition of Sagent on the terms indicated by Mr. Flanagan at the meeting on April 6, 2016.

Also on April 7, the Strategic Committee held a special meeting in New York City at the offices of Kirkland, with Mr. Oberman, Mr. Jonathon Singer, Chief Financial Officer of Sagent, and representatives of Morgan Stanley, Perella Weinberg and Kirkland in attendance, to further consider the potential transaction with

Party C. In light of the recent level and nature of activity related to the consideration of potential strategic alternatives, consistent with its purpose, the Strategic Committee began to take a more active role in coordinating the Board’s review and evaluation of the potential strategic alternatives, periodically updating and consulting with the other Board members as appropriate. Senior management of Sagent, together with Sagent’s advisors, presented the results of their further due diligence review of the portfolio company of Party C, including the potential adverse effects of the recent inversion regulations issued by the U.S. Treasury Department and the Internal Revenue Service. Representatives of Perella Weinberg then provided preliminary views on the financial terms of the proposed transaction with Party C. The Strategic Committee and the advisors also discussed the proposed governance terms and further work that would need to be done to analyze the transaction. The Strategic Committee also discussed that the proposed transaction would provide the Board with a “fiduciary out” to engage in discussions with alternative parties regarding unsolicited takeover proposals, but that the agreement would include a “force the vote” provision delaying the Board’s ability to accept any such proposal. During the meeting, the Strategic Committee discussed the fact that the most recent financial forecasts that had been provided to Party C were non-risk adjusted, and therefore did not take into account various risks and uncertainties inherent to the operation of Sagent that could affect Sagent’s ability to achieve its long-term financial forecasts. Representatives of Perella Weinberg reported to the Strategic Committee that Party C had identified, based on the due diligence review it had conducted in consultation with its third-party advisors regarding Sagent and its development pipeline, a number of assumptions underlying the forecasts that Party C regarded as optimistic or aggressive. Also during the discussion, the Strategic Committee received an update on recent discussions with Party A and Nichi-Iko. Following discussion, the Strategic Committee determined that it (i) would not pursue the transaction with Party C further (which was the view of the other members of the Board as well based on prior discussions), (ii) would continue to assess whether a buyer was prepared to make a strong proposal to acquire Sagent for cash with a change of control premium and (iii) would, in order to analyze any such proposal, direct Sagent’s management, with the assistance of Morgan Stanley and Perella Weinberg, to prepare and review with the Board at the appropriate time projections that were appropriately risk adjusted, incorporated any interim business developments, and otherwise reflected the best currently available estimates of the anticipated future standalone financial performance of Sagent.

Following further consultation with Mr. Flanagan and other members of the Board, beginning in early to mid-April 2016, at the instruction of the Strategic Committee, representatives of Morgan Stanley and Perella Weinberg contacted potential parties that might be interested in acquiring Sagent. They also informed Party A and Nichi-Iko that their interest would be considered in connection with this process. The financial advisors initially contacted eight companies in the pharmaceuticals industry (including Party B) and subsequently also contacted two financial sponsors with experience in the health care or pharmaceuticals sectors (the financial sponsor of Party C and another financial sponsor, which we refer to as “Party D”). The parties who were contacted were selected after consultation with the Board and reflected those parties that were believed to be most likely to be interested in and capable of executing a potential acquisition of Sagent. Each party was asked to provide an indication of interest by April 20, 2016 and was informed that thereafter, based on the results of the indications of interest, certain parties would be offered access to an online data room and be invited to a management presentation upon entering into a confidentiality agreement and would be given an opportunity to make a binding offer to acquire Sagent.

As a result of this process, several oral indications of interest to acquire Sagent were communicated to representatives of Morgan Stanley and Perella Weinberg on or about April 20, 2016. Nichi-Iko indicated to representatives of Perella Weinberg that it expected to be willing to offer between $18.00 and $20.00 per Share, but would be able to provide additional information by early May 2016. Party A did not revise its prior indication of interest. Party C indicated to representatives of Perella Weinberg that it would be willing to offer between $14.00 and $15.00 per Share. Party D initially indicated to representatives of Morgan Stanley that it would be willing to offer approximately $17.00 per Share but ultimately revised this offer to between $17.00 and $20.00. A large, U.S. based pharmaceutical company (which we refer to as “Party E”) indicated to representatives of Morgan Stanley that it would be willing to offer between $19.00 and $20.00 per Share. One additional pharmaceutical company expressed preliminary interest in a potential stock-for-stock “merger of equals”

transaction with Sagent but did not pursue the potential transaction further. None of the other parties contacted submitted indications of interest. Of the new parties contacted, only Party D and Party E entered into confidentiality agreements with Sagent.

On April 27 and 28, 2016, the Board held a regular meeting at Sagent’s headquarters in Schaumburg, Illinois. Also in attendance by teleconference for portions of the meeting were representatives of Kirkland, Perella Weinberg and Morgan Stanley. Representatives of the financial advisors provided updates on the status of indications of interest from the parties that had been contacted. Following discussion, the Board determined that, subject to execution of customary confidentiality agreements, and without excluding any other party that might subsequently express credible interest in pursuing a potential transaction, it would invite each of Nichi-Iko, Party D and Party E to have access to an online data room and conduct additional due diligence, and have the opportunity to attend an in-person management presentation with Sagent’s management and its financial advisors. The Board further determined that each of Nichi-Iko, Party A (who had previously executed a confidentiality agreement, received data room access and attended a management presentation in December 2015), Party D and Party E would be given an opportunity to make a binding offer to acquire Sagent, and that each of these parties would be informed that the Board expected that only offers for at least $20.00 per Share would be competitive. They also determined to monitor whether Party B, who had indicated to representatives of Morgan Stanley that it was still considering submitting an indication of interest, would make a proposal. The Board discussed the potential benefits and risks of contacting additional parties, and determined not to do so at such time. Among the factors considered by the Board was its belief that there was adequate market awareness in the pharmaceutical industry about Sagent’s willingness to receive acquisition offers, that the parties who were previously contacted were the parties believed to be the most likely to be interested in and capable of executing a potential acquisition of Sagent, that contacting additional parties was therefore unlikely to result in additional credible proposals, and the risk that broadening the process could have a negative effect on the willingness of Nichi-Iko, Party A, Party D and Party E to continue to pursue a potential transaction. The Board also determined that Sagent’s senior management would assist with due diligence efforts by the parties but would not be directly involved in the negotiations of the proposals. During these meetings, the Board also discussed the preparation and review of Sagent’s financial forecasts undertaken with the assistance of Morgan Stanley and Perella Weinberg, including the identification and evaluation of certain key assumptions reflected in the forecasts and potential risk adjustments to those assumptions for changes or developments that, if realized, could adversely affect the future financial performance of Sagent. Among the key potential risks discussed by the Board and senior management of Sagent were the potential for a more significant decline in Sagent’s base business than that reflected in Sagent’s forecasts, and the potential risks related to a failure to obtain or a significant delay in obtaining required FDA approvals for particular products in Sagent’s pipeline. The financial advisors also reviewed with the Board the potential quantitative effects on Sagent’s financial forecasts that could result if one or more of the potential risks were to materialize. Following a discussion regarding this sensitivity analysis relating to several of the key underlying assumptions of the projections, the Board determined that, in light of the unpredictable nature of Sagent’s operations, preparation of projections with appropriate risk adjustments should be deferred to a future date and be based on more complete and current information available at such time, including with respect to any interim business developments.

On April 30, 2016, Sagent and Nichi-Iko entered into a confidentiality agreement, which included a standstill provision. On May 4, 2016, Sagent and Party D entered into a confidentiality agreement, which included a standstill provision. On May 9, 2016, Sagent and Party E entered into a confidentiality agreement, which included a standstill provision.

Beginning in early May 2016 and continuing until just prior to the execution of the Merger Agreement, management of Sagent and representatives of its financial, legal, tax and accounting advisors and Nichi-Iko, Party A, Party D and Party E and their respective representatives held several in-person meetings and teleconferences to discuss due diligence matters and Sagent populated a virtual data room to disseminate documentation responsive to due diligence requests, to which each of the parties were given access after such party had executed a confidentiality agreement with Sagent.

On May 3, 2016, Sagent announced financial results for the quarter ended March 31, 2016. In the announcement, Sagent acknowledged weaker than expected results for the quarter and indicated that the financial outlook for 2016 would continue to be influenced by product pricing and the pace of FDA approvals and associated product launches. During the teleconference related to the financial results, Mr. Oberman indicated that Sagent had incurred costs related to consideration of a potential inversion transaction which had since been abandoned. No additional inquiries from parties potentially interested in a transaction with Sagent were made as a result of this announcement.

Also on May 3, Mr. Flanagan and representatives of Nichi-Iko, including Mr. Tamura, had an introductory meeting in New York City at Perella Weinberg’s offices. Representatives of Perella Weinberg, Kirkland and JPMorgan Securities Japan Co., Ltd. (which we refer to as “JP Morgan”), as well as representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (which we refer to as “Paul Weiss”), also attended the meeting.

On May 17, 18 and 19, 2016, members of senior management of Sagent, including Messrs. Oberman and Singer, and Mr. Michael Ward, Chief Legal Officer and Corporate Secretary of Sagent, provided management presentations to each of Nichi-Iko, Party D and Party E, respectively, in the Chicago, Illinois area. Party A had previously attended management presentations in October 2015 and December 2015. During the presentation, management provided information on Sagent and answered questions from the interested party. During these management presentations, each interested party was provided with the most recent non-risk-adjusted forecasts prepared by management as discussed by the Board at its April meeting. Rather than providing a risk-adjusted set of forecasts, Sagent provided the then-existing non risk-adjusted forecasts together with details on the principal assumptions underlying such forecasts (including timing for approvals and launches of Sagent’s top-twenty pipeline products and the expected sales, margin and gross profit attributable thereto for the forecast period), with the expectation that each party would be able to use the information provided to make its own assessment about the business opportunity presented by the acquisition of Sagent, the anticipated future performance of Sagent and any risks related thereto.

In late May 2016, a senior executive of Party B contacted Mr. Flanagan and informed him that it had determined that it would not make a proposal to acquire Sagent.

On May 24, 2016, the Board held a special meeting by teleconference, with representatives of Morgan Stanley, Perella Weinberg and Kirkland in attendance, to discuss the status of the discussions with the parties that had expressed an interest in acquiring Sagent. At the invitation of the Board, Messrs. Singer and Ward also were in attendance. Representatives of Morgan Stanley and Perella Weinberg provided updates to the Board on the status of discussions with each of the parties, including the recent management presentations. The Board discussed alternatives available to Sagent with its financial and legal advisors, including whether Sagent should solicit binding offers from any of the parties that had expressed an interest in acquiring Sagent. The Board also discussed with its financial and legal advisors a proposed process timeline for soliciting binding offers from the parties and various related strategic considerations.

Representatives of Kirkland also made a presentation on the terms of a proposed draft merger agreement to be distributed to the interested parties if the Board determined to move forward with a process for soliciting binding offers. The draft merger agreement provided for a single-step merger structure (which would typically be expected to close approximately 4 to 5 months after the agreement would be signed). The draft merger agreement also requested that acquirors utilize a tender offer merger structure (which would typically be expected to close approximately 2 months after the agreement would be signed), if possible, which would be preferred by Sagent as the shorter timeline to closing would minimize closing risk and, if consummated, would allow Sagent’s stockholders to realize the economic benefits of the transaction more quickly. It also contemplated that the Board would be able to engage in discussions or negotiations in response to unsolicited alternative takeover proposals, waive standstills to permit unsolicited alternative takeover proposals and change its recommendation in favor of the transaction to accept a superior proposal, in which case Sagent would owe the initial acquiror a termination fee equal to 2% of the equity value of the transaction. The draft merger agreement also provided for the acquiror to take all risk of receiving antitrust and other regulatory approvals. The draft merger agreement also included guidance on specific enforcement items that would be distributed only to Party A to take into account potential difficulties in enforcing agreements in China and the additional risk of obtaining approvals in China for acquisitions.

Following discussion of the draft merger agreement, the representatives of Kirkland again made a presentation to the Board about fiduciary duties applicable to the decisions of the Board in connection with considering a potential sale of the company. The Board again considered the potential benefits and risks of contacting additional parties and determined not to do so at the time, including because the most likely potential acquirors had already been contacted and the risk that broadening the process could have a negative effect on the willingness of Nichi-Iko, Party A, Party D and Party E to continue to pursue a potential transaction. Following discussion, the Board approved soliciting binding proposals from the parties that had expressed an interest in acquiring Sagent, with binding proposals to be received by June 16, 2016. Following this discussion, the Board again discussed the need for Sagent’s management to prepare projections with appropriate risk adjustments, and to reflect any interim business developments, to be able to fully evaluate any proposals received. Making reference to the prior discussion of this topic, the Board again discussed the fact that the financial forecasts included in the management presentation were non-risk adjusted, and therefore reflected an optimistic view of the anticipated future performance of Sagent, and reconfirmed a consensus view that the Board, in consultation with management, should continue to review and consider various potential risk adjustments to the forecasts and, at the appropriate time, the Board should direct management to prepare and review with the Board a set projections that were appropriately risk-adjusted, that incorporated any interim business developments and that otherwise reflected the Board’s and management’s best currently available estimates and good faith judgments as to the anticipated future standalone performance of Sagent.

On May 25 and 26, 2016, representatives of Morgan Stanley and Perella Weinberg distributed to Nichi-Iko, Party A and Party D and Party E a bid process letter, proposed timeline and draft merger agreement and requested feedback on the agreement by June 9, 2016 and final proposals by June 16, 2016. The bid process letter instructed the parties that their proposals should indicate the best and final financial terms under which they would be willing to engage in a transaction and notified the parties that they should not assume they would be given an opportunity to rebid or increase their proposed financial terms.

In late May 2016, Party E contacted a representative of Morgan Stanley and informed them that they had determined not to make a proposal to acquire Sagent, citing in particular skepticism about Sagent’s ability to achieve its non-risk adjusted financial forecasts and a concern that a transaction would be dilutive to Party E’s stockholders.

During late May and early June 2016, Sagent and its advisors responded to requests for due diligence information from the parties, provided additional information via an online data room and engaged in a series of due diligence conference calls with representatives of the respective parties.

In early June 2016, Party D contacted a representative of Morgan Stanley and indicated it was having considerable difficulty getting to a proposed price in the $20.00 per Share range, citing in particular its concern that based on the due diligence review conducted by Party D and its outside advisors, Sagent’s non-risk adjusted financial forecasts seemed overly aggressive, particularly for fiscal year 2017, including with respect to assumptions related to expected FDA approvals and the launch timing of certain key pipeline products, and related pricing and margin assumptions. Party D indicated that any proposal it made would be expected to be in the $17.00 per Share range.

During early to mid-June 2016, Party A and Nichi-Iko each provided revised drafts of the draft merger agreement.

Although Sagent had indicated a desire to effectuate the transaction pursuant to a tender offer, Party A’s revised agreement retained the single-step merger structure that had been reflected in the draft initially circulated by Sagent. It noted that Party A would need to obtain several regulatory approvals in China and CFIUS approval in the United States to consummate the transaction, limited Party A’s obligations to try to get certain approvals and proposed a reverse termination fee that would be paid by Party A under certain circumstances, including for failing to obtain certain regulatory approvals in China, equal to 2% of the equity value of the proposed transaction. The revised draft also included additional conditions, including a condition that Party A would not have to close the transaction if 7% of Sagent’s outstanding shares exercised their dissenter’s rights. Finally, the agreement contemplated that, concurrent with its execution, certain members of Sagent’s senior management would enter into new employment agreements (to be effective upon closing), with waivers of all existing change of control benefits to which such employees would otherwise be entitled as a result of the closing of a transaction.

Nichi-Iko’s revised draft agreement adopted the tender offer merger structure, which the draft merger agreement had indicated Sagent would prefer. The revised draft added conditions that Nichi-Iko would not be required to close until certain third-party contractual consents and licenses were obtained. The revised draft also limited Nichi-Iko’s obligations to try to get certain approvals. The revised draft also required that the Supporting Stockholders execute a support agreement in favor of the proposed transaction and provided for a termination fee to be paid to Nichi-Iko in circumstances in which Sagent terminated the merger agreement to accept a superior proposal of 5% of the equity value of the transaction. It also eliminated Sagent’s right to waive standstills to permit parties to make unsolicited alternative takeover proposals.

In mid-June 2016, representatives of Kirkland had separate teleconferences with counsel to Party A and representatives of Paul Weiss, U.S. counsel to Nichi-Iko, to provide feedback on their client’s respective markups to the draft merger agreement. In particular, representatives of Kirkland informed counsel to Party A that its revised agreement added increased deal conditionality in a manner that was not acceptable to Sagent and gave guidance on the changes it expected, including increasing the size of the reverse termination fee, strengthening Party A’s obligations to obtain required approvals, and elimination of the dissenter’s rights condition. Representatives of Kirkland informed representatives of Paul Weiss that Nichi-Iko’s revised agreement increased deal conditionality in a manner that was not acceptable to Sagent and gave guidance on the changes it expected, including elimination of the third-party consents and licenses condition, lowering the size of the termination fee and strengthening Nichi-Iko’s obligations to obtain required approvals. In response to the feedback provided, after receiving input from Mr. Flanagan, representatives of Kirkland informed both Party A and Nichi-Iko that they could have a few additional days to finalize their proposals.

On June 16, 2016, Sagent announced that it had entered into a definitive agreement with Teva Pharmaceutical Industries Ltd. (which we refer to as “Teva”) and Actavis LLC to acquire a portfolio of five Abbreviated New Drug Applications (ANDAs) in the U.S., including Propofol Injectable Emulsion, 1%, for $40 million.

On June 20, 2016, Party A submitted to Sagent a proposal to acquire Sagent for an equity value of $651 million, which according to the proposal equated to approximately $19.45 per Share. The proposal also included form equity commitment letters pursuant to which the parties comprising the acquiring consortium would provide the financing to complete the acquisition, and indicated that the transaction would be funded entirely through equity financing. The proposal also attached a revised merger agreement, which improved several of the terms as compared to Party A’s initial revised merger agreement on certain issues previously identified to Party A’s counsel by representatives of Kirkland, including increasing the reverse termination fee to 4% of the equity value of the proposed transaction, strengthening Party A’s obligations to obtain required approvals, increasing the amount of the dissenter’s rights condition from 7% to 10% of the Shares and agreeing to binding arbitration for damages actions.

As part of Perella Weinberg’s ongoing dialogue with Nichi-Iko and JP Morgan, financial advisor to Nichi-Iko, representatives of Perella Weinberg encouraged Nichi-Iko to submit a proposal of at least $20.00 per Share in order to remain competitive in the process.

On June 22, 2016, the Strategic Committee held a special meeting by teleconference, with representatives of Morgan Stanley, Perella Weinberg and Kirkland in attendance, to discuss the proposals. Representatives of Morgan Stanley and Perella Weinberg provided updates to the Strategic Committee on the proposals received. In particular, they informed the Strategic Committee about the details of Party A’s June 20 proposal, the guidance that had been provided to Nichi-Iko with respect to a revised proposal, and that Party A was expected to deliver a revised proposal the following day. They also informed the Strategic Committee that Party D had not submitted a formal proposal or a revised merger agreement, that Party D had informed representatives of Morgan Stanley that they would be prepared to proceed on an acquisition at a price of $17.00 per Share, which indication was subject to confirmatory due diligence, and noted that Party D had indicated to representatives of Morgan Stanley that based on the due diligence review conducted by it and its outside advisors, Sagent’s non-risk adjusted financial forecasts were overly aggressive, particularly for fiscal year 2017, including with respect to assumptions related to expected FDA approval and the launch timing of certain key pipeline products. The representatives of Kirkland provided an update to the Strategic Committee on the revised merger agreements that had been provided by Party A and Nichi-Iko and the status of the negotiations of each.

On June 23, 2016, Nichi-Iko submitted to Sagent a proposal to acquire Sagent for $18.00 per Share. The proposal also attached a revised merger agreement, which improved several of the terms as compared to Nichi-Iko’s initial revised merger agreement based on issues previously identified to representatives of Paul Weiss by representatives of Kirkland, including elimination of the third-party consents and licenses condition, lowering the size of the termination fee from 5% to 3.5% of the equity value of the proposed transaction and strengthening Nichi-Iko’s obligations to obtain approvals.

On June 24, 2016, the Strategic Committee held a special meeting by teleconference, with representatives of Morgan Stanley, Perella Weinberg and Kirkland in attendance, to discuss the current status of the proposals. Representatives of Morgan Stanley and Perella Weinberg provided updates to the Strategic Committee on the proposals received from Party A and Nichi-Iko. In summarizing Nichi-Iko’s proposal, representatives of Perella Weinberg also conveyed to the Strategic Committee certain reasons articulated by JP Morgan for Nichi-Iko’s inability to reach a $20.00 per Share price, including certain concerns with the achievability of Sagent’s non-risk adjusted financial forecasts for certain key pipeline products and Sagent’s entry into the agreement with Teva to acquire certain ANDAs for $40 million. Representatives of Perella Weinberg also noted that Nichi-Iko had asked for a 21-day exclusivity period. The financial advisors also noted that Party D had not yet provided a further update on the status of its proposal. The representatives of Kirkland again reviewed with the Strategic Committee its fiduciary duties and certain other legal considerations in connection with its evaluation of a potential sale transaction. The representatives of Kirkland also provided an update to the Strategic Committee on the revised merger agreements that had been provided by Party A and Nichi-Iko and the status of the negotiations of each. In particular, they noted that Party A’s proposed merger agreement carried greater closing certainty risk than Nichi-Iko’s proposed merger agreement, including as a result of additional governmental approvals required by Party A, limitations on the ability to enforce the agreement to force a closing (for which the reverse termination fee was intended to serve as a remedy), Party A’s dissenter’s rights closing condition and the longer time required to close the transaction given that Party A had proposed a single-step merger structure, rather than a tender offer transaction structure. Representatives of Morgan Stanley and Perella Weinberg then reviewed with the Strategic Committee preliminary financial information relating to the proposals. Representatives of Morgan Stanley and Perella Weinberg noted that each of Nichi-Iko, Party A, Party C and Party D had analyzed the non-risk adjusted financial forecasts that had been provided to them and had provided feedback that such forecasts were overly optimistic and did not reflect an appropriate risk-adjusted view of Sagent’s prospects and product pipeline. Following discussion, the Strategic Committee determined to proceed with the negotiations and instructed Sagent’s advisors to provide guidance to both Nichi-Iko and Party A that they had to improve the price and terms of their respective proposals. In addition, the Strategic Committee reconfirmed its consensus view that it should instruct Sagent’s management to prepare projections with appropriate risk adjustments, and to reflect any interim business developments, for the Board’s review.

Following the June 24, 2016 Strategic Committee meeting and in accordance with the Strategic Committee’s instructions, representatives of Morgan Stanley and Perella Weinberg contacted each of Nichi-Iko and Party A and their respective financial advisors and told them that the Board required that they improve the price and terms of their respective proposals, and that revised proposals should be submitted by June 30, 2016. Both parties were instructed by representatives of Morgan Stanley and Perella Weinberg to provide their “best and final” offer by such date. During these discussions, Nichi-Iko suggested that it would be better able to improve its proposal if it was granted a 30-day exclusivity period during which Sagent would be required to negotiate exclusively with Nichi-Iko. In addition, following the June 24, 2016 Strategic Committee meeting, representatives of Kirkland had separate teleconferences with counsel to Party A and Paul Weiss to provide feedback on their client’s respective markup to the draft merger agreement.

On June 27, 2016, the Board held a special meeting by teleconference, with representatives of Morgan Stanley, Perella Weinberg and Kirkland in attendance, to discuss the proposals as had been discussed with the Strategic Committee at its June 24, 2016 meeting. Representatives of Morgan Stanley and Perella Weinberg described for the Board the terms of the proposals received from Party A and Nichi-Iko. In addition, representatives of Morgan Stanley informed the Board that Party D had contacted Morgan Stanley and indicated that it would only be prepared to pay a price in the $15.00-$17.00 per Share range, and that it still had meaningful amounts of due diligence to complete. The representatives of Kirkland provided an update to the Board on the key issues in the most recent merger agreements that had been provided by Party A and Nichi-Iko. Representatives of Morgan Stanley and Perella Weinberg then reviewed with the Board their respective preliminary views on the financial terms of the proposals. The Board discussed the risks and uncertainties related to the proposals, in particular the history of the negotiations with Party A and the Board’s view that it was important to sign a definitive agreement for a transaction that had a high likelihood of closing. Following discussion, the Board agreed with the process for the negotiations as had been determined by the Strategic Committee at its prior meeting.

On June 30, 2016, each of Party A and Nichi-Iko submitted a revised proposal to acquire Sagent. Party A proposed to acquire Sagent for an equity value of $660 million, which the proposal equated to approximately $19.62 per Share. The proposal reduced the termination fee from 4% to 3.9% of the equity value of the proposed transaction, increased the reverse termination fee from 4% to 6% of the equity value of the proposed transaction, and made Party A subject to broader rights of arbitration to enforce the merger agreement. Party A also said it would eliminate the dissenters’ rights closing condition, and would no longer require certain executives to sign employment agreements as a condition to signing the merger agreement. Nichi-Iko’s June 30, 2016 proposal was to acquire Sagent for $20.00 per Share. Nichi-Iko did not revise the terms of its proposed merger agreement but indicated that it was prepared to have Paul Weiss work cooperatively with Kirkland to negotiate the terms further. Nichi-Iko also stated that it required a 14-day exclusivity period (and attached a form of exclusivity agreement) during which the parties could finalize negotiations and Nichi-Iko could negotiate forms of employment agreements with certain members of Sagent’s senior management team. Representatives of Nichi-Iko and JP Morgan also informed representatives of Perella Weinberg that Nichi-Iko would not increase its proposal beyond $20.00 per Share.

On July 1, 2016, the Strategic Committee held a special meeting by teleconference, with representatives of Morgan Stanley, Perella Weinberg and Kirkland in attendance, to discuss the proposals received on the previous day from each of Nichi-Iko and Party A. Representatives of Morgan Stanley and Perella Weinberg described for the Strategic Committee the terms of the proposals received from Party A and Nichi-Iko. The representatives of Kirkland provided an update to the Strategic Committee on the merger agreements that had been provided by Party A and Nichi-Iko and the status of the negotiations of each, and discussed with the Strategic Committee key risks raised by the respective agreements. The Board discussed with the legal and financial advisors a possible timeline to reaching a definitive agreement with either bidder, including the need for both bidders to receive business updates, complete final confirmatory due diligence and engage in discussions with management. The Strategic Committee also discussed the status of the preparation by Sagent’s management of projections with appropriate risk adjustments and that reflected any interim business developments. The Strategic Committee discussed Nichi-Iko’s request for an exclusive negotiation period, including the strategic benefits and risks of agreeing to such request. Following discussion, the Strategic Committee determined to have the financial advisors inform Nichi-Iko that Sagent would work to finalize the definitive agreement with Nichi-Iko but could not agree to a formal exclusivity agreement. The Strategic Committee also determined to have the financial advisors inform Party A that Sagent was intending to work with another bidder on a final agreement, but that Party A should consider any further improvements to its proposal that it would be willing to make as it should not assume it would have the opportunity to improve its proposal in the future.

Following the Strategic Committee meeting, representatives of Morgan Stanley and Perella Weinberg provided guidance to Nichi-Iko and Party A and their respective financial advisors in accordance with the Strategic Committee’s instructions. In particular, Perella Weinberg coordinated with Nichi-Iko to arrange a dinner between members of Nichi-Iko’s and Sagent’s respective senior management in Chicago on July 5, 2016 and a due diligence meeting on July 6, 2016. Representatives of Nichi-Iko also expressed their view that the parties should target to sign a definitive merger agreement within approximately three weeks.

On July 4, 2016, Party A submitted to Sagent a proposal to acquire Sagent for an equity value of $725 million, which according to the proposal equated to approximately $21.50 per Share. The proposal also proposed to increase the reverse termination fee from 6% to 10% of the equity value of the proposed transaction. The proposal further indicated that all other terms set forth in Party A’s June 20, 2016 proposal (as modified by its June 30, 2016 proposal) continued to apply.

Later that day, following consultation with Mr. Flanagan, a representative of Perella Weinberg contacted Mr. Machida and informed him that Sagent had received a new increased proposal and that Nichi-Iko’s proposal was no longer the highest price. He told Mr. Machida that representatives of Nichi-Iko were still welcome to travel to Chicago for the planned meetings but that they should do so on the understanding that Nichi-Iko would likely have to increase its price meaningfully.

On July 5, 2016, Messrs. Oberman, Singer, Machida and one other senior executive of Nichi-Iko, along with representatives of Perella Weinberg, met in Chicago, Illinois to discuss Sagent and the proposed transaction. In particular, they discussed Nichi-Iko’s strategic rationale for the proposed transaction. No terms of any compensation arrangements were discussed at the meeting.

On July 6, 2016, members of senior management of Sagent provided an updated management presentation to Nichi-Iko, including business updates related to recent delays in approvals for certain of Sagent’s products, and answering certain pending due diligence questions. Later that day, the parties and their advisors scheduled follow-up calls on pending due diligence items. At the conclusion of the day, JP Morgan confirmed to Perella Weinberg that Nichi-Iko had completed its due diligence of Sagent and was targeting signing a merger agreement by early the following week.

Also on July 6, the Strategic Committee held a special meeting by teleconference, with Mr. Oberman and representatives of Morgan Stanley, Perella Weinberg and Kirkland in attendance, to discuss recent developments. Representatives of Morgan Stanley and Perella Weinberg provided updates to the Strategic Committee on the discussions with each of Party A and Nichi-Iko. The representatives of Kirkland provided an update to the Strategic Committee on the merger agreement negotiations with Nichi-Iko and the current terms of Party A’s proposal. The Strategic Committee and its advisors discussed how to most effectively provide additional guidance to Nichi-Iko about how it should improve the terms of its proposal to get the highest price possible. They also discussed the strategic benefits and risks associated with engaging further with Party A.

Also on July 6, representatives of Kirkland sent representatives of Paul Weiss a revised draft of the merger agreement and other transaction documentation. In particular, the agreement reduced the size of the termination fee from 3.5% to 3% of the equity value of the proposed transaction, permitted Sagent to waive standstills to allow parties to make unsolicited alternative takeover proposals and made clear that Nichi-Iko’s obligations to complete the transaction were not subject to or contingent upon any of Nichi-Iko’s financing efforts.

Also on July 6, representatives of Morgan Stanley spoke with representatives of Party A’s financial advisor to confirm whether Party A had completed its due diligence review of Sagent. Later that day, Party A’s financial advisor provided a list of pending due diligence items.

On July 7, 2016, Nichi-Iko and Sagent and their respective advisors continued to negotiate the terms of Nichi-Iko’s proposal. Representatives of Perella Weinberg told representatives of Nichi-Iko and JP Morgan that Nichi-Iko should meaningfully improve the price of its offer in light of the higher price received from another bidder. Representatives of Kirkland and representatives of Paul Weiss held a teleconference to negotiate the merger agreement. During this call, Paul Weiss informed Kirkland that Nichi-Iko was willing to decrease the termination fee from 3.5% to 3.3% of the equity value of the proposed transaction but was insisting that Sagent could not waive standstills to permit parties to make unsolicited takeover proposals. They said Nichi-Iko would not improve the terms of its proposal if parties who had participated in the process run by Sagent would be permitted to re-enter the process at a later point after having been previously instructed to provide their best and final offer, including after the signing of a definitive merger agreement.

Also on July 7, the Board held a special meeting by teleconference, with representatives of Morgan Stanley, Perella Weinberg and Kirkland in attendance, to discuss the status of the negotiations with Party A and Nichi-Iko. Representatives of Morgan Stanley and Perella Weinberg provided updates to the Board on the recent discussions with the parties, including their efforts to get Nichi-Iko and Party A to increase the price in their proposals. The representatives of Kirkland described open issues in the merger agreement with Nichi-Iko and whether it would be prudent to engage in discussions with Party A in light of Nichi-Iko’s position on Sagent’s ability to waive standstills. The Board also discussed with the legal and financial advisors timelines to signing a definitive agreement, and the illustrative timelines to a transaction closing under a two-step transaction structure compared to a one-step transaction structure. Representatives of Kirkland also reminded the Board of its fiduciary duties and certain legal considerations in connection with its evaluation of a potential sales transaction. Mr. Oberman provided an update on the status of management’s preparation of risk-adjusted projections, which also took into account interim business developments. The Board also discussed the fact that one of Sagent’s directors, Mr. Shlomo Yanai, had a role as an advisor to Perella Weinberg, and each of the directors confirmed they had no relationships with either Party A or Nichi-Iko, or any financial or legal advisors to Sagent, Party A or Nichi-Iko, that would in any way affect their disinterestedness or impartial decision-making in connection with their consideration of a potential transaction.

Also on July 7, Party A sent a letter to Morgan Stanley offering to have its Chairman meet with Sagent in New York City within the next few days to discuss the transaction and seek to finalize the definitive documentation for the proposed transaction. The letter did not indicate any willingness to improve the price or terms of Party A’s most recent proposal.

On July 8, 2016, the Board held a special meeting by teleconference, with representatives of Kirkland in attendance, to discuss certain nonpublic, risk-adjusted financial projections for the years 2016 through 2020 that had been prepared by Sagent’s management, at the direction of the Board, and which also took into account interim business developments. At the invitation of the Board, Mr. Singer also participated in the meeting. Mr. Singer and Mr. Oberman made a presentation regarding the projections, noting that the key differences from the prior projections were a result of the passage of time and subsequent developments, including certain product launch delays and the announced pending acquisition of a product portfolio from Teva, and risk adjustments that had been made based in part on recent regulatory developments related to certain pipeline products. The Board also discussed the inherent uncertainty in making long-term projections, given the commercial, regulatory and strategic risks associated with the generic pharmaceutical industry and Sagent’s long-term strategic plan and, in particular, risks related to the timing of approvals from the FDA. After discussion, the Board determined that the risk-adjusted financial projections presented to the Board at the special meeting (which we refer to as the “Company Projections,” and which are described more fully below in the section entitled “Certain Prospective Financial Information”) reflected the best currently available estimate of the anticipated future standalone financial performance of Sagent, subject to the inherent risks of preparing projections, and authorized the use of the Company Projections by Morgan Stanley and Perella Weinberg for purposes of their respective financial analyses described below in the section entitled “Financial Analyses and Opinions.” Also during the meeting, the Board received a report from the Compensation Committee on certain retention programs, which the Compensation Committee had analyzed with its advisors and approved at its meeting held earlier that day, that were designed to seek to retain senior management and key revenue-producing personnel during the pendency of a transaction. After discussion of the terms of these programs, the Board approved the programs (Mr. Oberman was temporarily excused from the meeting during the Board’s consideration of a retention program of which he would be the beneficiary). After these discussions, Mr. Oberman rejoined the meeting, and representatives of Morgan Stanley and Perella Weinberg joined the meeting. Representatives of Morgan Stanley and Perella Weinberg provided updates to the Board on the most recent discussions with Nichi-Iko and Party A. Representatives of Kirkland provided an update on the status of the negotiations of the merger agreement with Nichi-Iko, including Nichi-Iko’s insistence that Sagent would not be permitted to waive standstills to permit parties to make unsolicited takeover proposals, and the effects of this position on the terms of Nichi-Iko’s proposal, and discussed these matters with the Board. Following discussion, the representatives of Perella Weinberg and Morgan Stanley were excused from the meeting, and the Board continued its discussions. Representatives from Kirkland again reminded the Board of its fiduciary duties and certain legal considerations relevant to its evaluation of a potential sale transaction. After discussion, the Board agreed to reconvene once Nichi-Iko submitted a revised proposal, which was expected to occur the next day.

Also on July 8, Mr. Flanagan contacted a representative of the Supporting Stockholders on a confidential basis to inform them of the discussions with Nichi-Iko and Nichi-Iko’s requirement that the Supporting Stockholders sign a support agreement concurrent with the signing of a transaction. At Mr. Flanagan’s suggestion, representatives of the Supporting Stockholders contacted Mr. Singer, who provided general background regarding the proposed transaction and suggested that such representatives contact representatives of Perella Weinberg with respect to any other questions regarding the proposed transaction.

Also on July 8, representatives of Paul Weiss sent a revised merger agreement to representatives of Kirkland. Later that day, representatives of Paul Weiss and Kirkland convened by teleconference to negotiate the open terms of the merger agreement. By the end of the teleconference, substantially all of the terms of the merger agreement had been satisfactorily resolved, except that Paul Weiss continued to communicate Nichi-Iko’s insistence that Sagent would not be permitted to waive standstills to permit parties to make unsolicited takeover proposals.

On the morning of July 10, 2016, Nichi-Iko submitted to Sagent a proposal to acquire Sagent for $21.75 per Share on the terms provided in the merger agreement, including a requirement that Sagent accept Nichi-Iko’s position regarding the inability to waive standstills. Nichi-Iko stated that its proposal would expire if it was not accepted by that afternoon and that, if the proposal was not accepted, it would cease all efforts to engage in the proposed transaction.

On July 10, 2016, the Board held a special meeting by teleconference, with representatives of Morgan Stanley, Perella Weinberg and Kirkland in attendance, to consider Nichi-Iko’s proposal to acquire Sagent for $21.75 per Share. At the invitation of the Board, Mr. Singer and Mr. Ward also were in attendance. The representatives of Perella Weinberg provided an update to the Board on the discussions with Nichi-Iko and the status of its proposal, and the representatives of Morgan Stanley again summarized for the Board the current proposal from Party A, noting that Party A had not indicated any willingness to increase its purchase price since it submitted its proposal for a $21.50 price per Share on July 4, 2016. The representatives of Kirkland again made a presentation to the Board about fiduciary duties and certain legal considerations applicable to the decisions of the Board in connection with its evaluation of a potential sale of the company. The representatives of Kirkland also made a presentation to the Board about the terms of the proposed merger agreement with Nichi-Iko, including provisions related to certainty of closing, and compared such terms to those included in Party A’s proposal. The representatives of each of Perella Weinberg and Morgan Stanley reviewed with the Board their respective views on the financial terms of the proposed transaction with Nichi-Iko. Representatives of Perella

Weinberg reviewed with the Board the methodologies used in their financial analysis, including an analysis of Sagent’s historical stock price performance, a review of equity research analyst price targets, an analysis of the trading prices of selected companies in the generic pharmaceuticals industry, an analysis of prices paid in selected transactions involving companies that operated in, or were exposed to, the generic pharmaceuticals industry, an analysis of premiums paid in acquisition transactions involving U.S. public company targets valued at between $200.0 million and $2.0 billion (excluding financial institutions and real estate, as well as partial acquisitions), as well as healthcare transactions specifically, and a discounted cash flow analysis using the risk-adjusted projections. Representatives of Morgan Stanley reviewed with the Board the methodologies used in their analysis, including an analysis of Sagent’s stock price performance, a review of research analyst price targets, an analysis of the trading prices of comparable companies in the generic pharmaceuticals industry, an analysis of premiums paid in precedent transactions involving target companies in the generic pharmaceuticals industry and U.S. public company targets valued at $100.0 million or more, and a discounted cash flow analysis using the risk-adjusted projections. Each of Morgan Stanley and Perella Weinberg rendered to the Board its respective oral opinion, each of which was subsequently confirmed by delivery of a written opinion, in each case, to the effect that, as of the date thereof, and subject to the various assumptions, qualifications and limitations set forth therein, the consideration of $21.75 in cash per Share to be received by holders of Company Common Stock (other than the Sagent Excluded Shares) in the Offer and the Merger was fair from a financial point of view to such holders, as more fully described below under the heading “—Opinions of the Company’s Financial Advisors.” The Board discussed the terms of the proposals and whether to accept Nichi-Iko’s proposal, seek to continue the negotiations with either party or elect not to continue to pursue a transaction at this time. For additional information on the considerations of the Board, see below under the heading “—Reasons for the Recommendation of the Board.” Following discussion, the Board unanimously (i) approved the execution, delivery and performance of the Merger Agreement, (ii) determined that entering into the Merger Agreement was in the best interest of Sagent and its stockholders, (iii) declared the Merger Agreement and the transactions contemplated therein advisable, and (iv) recommended that Sagent’s stockholders accept the Offer and tender their Shares into the Offer.

Later on July 10, 2016, Nichi-Iko’s board of directors approved the execution and delivery of the Merger Agreement and Nichi-Iko, Purchaser and Sagent executed the Merger Agreement and Nichi-Iko and the Supporting Stockholders executed the Tender and Support Agreement.

On the morning of July 11, 2016, Nichi-Iko and Sagent issued a joint press release announcing the execution of the Merger Agreement.

On August 1, 2016, Purchaser commenced the Offer.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s senior management and legal and financial advisors and considered and analyzed a range of factors. In the course of reaching its determination that entering into the Merger Agreement was in the best interests of Sagent and its stockholders and to recommend that Sagent’s stockholders accept the Offer and tender their Shares into the Offer, the Board considered numerous factors, including the following material factors and benefits, each of which the Board believed supported its unanimous determination and recommendation:

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Financial Condition and Prospects of the Company; Risks Relating to Remaining an Independent Company. The Board considered its knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company. The Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of the

Company’s financial plan and prospects unless the Common Stock was acquired for cash. Among the potential risks identified by the Board were:

•	the risks associated with the regulatory approval process for the Company’s products and proposed products, including the risk of non-approval or delay in approval that could impair the commercial opportunities and value of the Company’s existing products or pipeline products;

•	the risks associated with successfully developing and manufacturing (or providing for the manufacturing of) the Company’s products; and

•	general risks and market conditions that could reduce the market price of the Shares.

•	Cash Tender Offer; Certainty of Value. The Board considered that the consideration to be received by Sagent’s stockholders in the Offer and the Merger will consist entirely of cash, thereby enabling Sagent’s stockholders to obtain liquidity, certainty of value and the benefits of the transaction at the earliest possible time. The Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans.

•	Premium to Market Price. The Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Board considered that the Offer Price to be paid in cash for each Share would provide stockholders of the Company with the opportunity to receive a significant premium over the current and recent historical market price of the Shares. The Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represents:

•	a premium of approximately 40% over the closing price of the Shares traded on the NASDAQ Capital Market (the “NASDAQ”) on July 8, 2016, the trading day immediately prior to the date of the Merger Agreement;

•	a premium of approximately 48% over the volume-weighted average price at which the Shares traded on the NASDAQ for the 30 trading days preceding July 8, 2016, the trading day immediately prior to the date of the Merger Agreement;

•	a premium of approximately 67% over the volume-weighted average price at which the Shares traded on the NASDAQ for the 90 trading days preceding July 8, 2016, the trading day immediately prior to the date of the Merger Agreement; and

•	a premium of approximately 37% over the volume-weighted average price at which the Shares traded on the NASDAQ for the 52 weeks preceding July 8, 2016, the trading day immediately prior to the date of the Merger Agreement.

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Strategic Alternatives; Results of Process Conducted. The Board considered possible alternatives to the acquisition by Nichi-Iko (including the possibility of continuing to operate the Company as an independent company), potential benefits to Sagent’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Board’s assessment that none of these alternatives was reasonably likely to create value greater than the Offer Price for the Company’s stockholders, taking into account risks of execution and business, competitive, industry and market risks. In connection with this, the Board considered the results of the process that had been conducted by Sagent, with the assistance of the Company’s management and advisors, to evaluate strategic alternatives, including the discussions with several parties and the solicitation of interest on behalf of several other parties thought to be interested in a business combination transaction with the Company, and the fact that none of such other parties determined to make an offer to acquire the Company regarding such a transaction at a price higher than the Offer Price. As a result of the process that had been conducted, as well as the discussions that Sagent had held with various parties over the recent past and the general market awareness of the potential to enter into a transaction with the Company, in each case as more fully described above under the heading “—Background of the Offer,” the Board determined that it was reasonably aware of alternative transactions that might be available to Sagent and its stockholders. The Board also noted that the terms of Party A’s most recent proposal to acquire Sagent provided consideration per Share less than the Offer Price, required a longer timeline to completion than the Offer and the Merger, had greater uncertainty to completion and required additional negotiation and due diligence to be finalized.

•	Negotiations with Parent; Highest Price Reasonable Attainable. The Board believed that the Offer Price represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of its negotiations with Nichi-Iko and other parties. In addition, the Board noted that the terms of Nichi-Iko’s offer would expire by its terms if not accepted on the day the Board accepted the offer. The Board believed, based on these negotiations and discussions, and as a result of the process it had undertaken, that the Offer Price was the highest price per Share that Parent was willing to pay, the Merger Agreement contained the most favorable terms for the Company to which Parent was willing to agree and the Offer Price represented the highest price per share of Common Stock that was reasonably attainable.

•	Terms of Merger Agreement. The Board reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, which included the respective representations, warranties, covenants and termination rights of the parties. Those matters considered included:

•	General Terms of the Merger Agreement. The Board considered that, in its view, the material terms of the Merger Agreement, taken as a whole, were as favorable as those found in comparable acquisition transaction agreements.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer and Parent’s obligations to consummate the Merger thereafter, the absence of significant required regulatory approvals (other than antitrust approvals) and the likelihood that required approvals would be received.

•	Regulatory Undertaking. The Board considered that the Offer is subject to a waiting period and appropriate regulatory clearance that Parent and the Company are obligated to use reasonable best efforts to obtain necessary regulatory approvals and that Nichi-Iko agreed to take all actions necessary to obtain necessary regulatory approvals.

•	Purchaser Obligation to Extend Offer. The Board considered that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

•	Absence of Financing Condition. The Board considered that Parent’s and Purchaser’s obligations pursuant to the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing condition and that Parent would make representations and warranties in the Merger Agreement about its ability to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. With assistance from the Company’s financial advisors, the Board also considered Parent’s financial strength and ability to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement based on public information available regarding Parent and the financing to be obtained by Parent.

•

Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the provisions in the Merger Agreement that provide for the ability of the Board to engage or participate in discussions or negotiations with a person that has made a bona fide takeover proposal and/or furnish to any such person non-public information relating to the Company pursuant to a confidentiality agreement if certain conditions are satisfied, including if the Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such takeover proposal is or could reasonably be expected to lead to or constitute a superior proposal.

•	Ability to Change Recommendation. The Board considered the provisions in the Merger Agreement that provide for the ability of the Board to withdraw, change, qualify, withhold or modify, or publicly propose to withdraw, change, qualify, withhold or modify, in a manner adverse to Parent, the Board’s recommendation to Sagent’s stockholders that they accept the Offer and tender their Shares to Purchaser pursuant to the Offer with respect to either a superior proposal or an intervening event (in each case as described in the Merger Agreement) if certain conditions are satisfied, including that the Board shall have reasonably determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Board’s fiduciary duties under applicable law.

•	Termination Fee. The Board considered that, in its view, the $24.3 million termination fee that could become payable by the Company pursuant to the Merger Agreement was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into an agreement providing for a transaction that would be more favorable to the Company’s stockholders than the transactions contemplated by the Merger Agreement.

•	Treatment of Employees. The Board considered that the Merger Agreement included customary provisions related to the treatment by Parent of the Company’s employees after consummation of the Merger, which the Board concluded would be of assistance in retaining the Company’s employees prior to the completion of the Offer and the Merger.

•	Enforcement Rights. The Board considered the Company’s ability to request the Delaware Court of Chancery specifically enforce the terms of the Merger Agreement against Parent.

•	Timing and Likelihood of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption and provide the consideration per share to the Company’s stockholders on an expedited timeframe.

•	Opinions of the Company’s Financial Advisors. The Board considered the financial analyses presented by Perella Weinberg and Morgan Stanley to the Board, as well as the oral opinions of each of Perella Weinberg and Morgan Stanley, rendered to the Board on July 10, 2016, each of which was subsequently confirmed by delivery of a written opinion dated such date, in each case, to the effect that, as of the date thereof, and subject to the various assumptions and limitations set forth therein, the consideration of $21.75 in cash to be received by holders of Shares (other than Sagent Excluded Shares) in the Offer and the Merger was fair from a financial point of view to such holders, as more fully described below under the heading “—Financial Analyses and Opinions.”

•

Tender and Support Agreement. The Board considered the fact that the Tender and Support Agreement entered into by certain of the Company’s stockholders, which are highly sophisticated investors who have extensive experience with the Company and its industry, demonstrate the support of the Offer by stockholders representing approximately 19.7% of the Shares as of the date thereof. The Board also considered that the Tender and Support Agreement terminates in certain circumstances, including upon an amendment to the Merger Agreement that is materially adverse to the Supporting Stockholder that is entered into without the consent of the Supporting Stockholders, a change in recommendation by the Board or the final expiration of the Offer, which would permit those stockholders of the Company to support a transaction involving a superior proposal.

•	Appraisal Rights. The Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The Board considered that the nature of the Offer and the Merger as a cash transaction means that the Company’s stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company or any potential future benefit from the Company’s products.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The Board considered the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected. The Board considered that, in that event, it would be unlikely that Party A would continue to be willing to acquire the Company on the proposed terms proposed by Party A prior to the Board’s decision to accept Parent’s offer.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. The Board considered the restrictions on the conduct of the Company’s business due to pre-closing covenants in the Merger Agreement pursuant to which the Company agreed that it will use commercially reasonable efforts to conduct its business in all material respects in the ordinary course and will not take a number of actions related to the conduct of its business without the prior written consent of Parent (in each case subject to specified exceptions), which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all and may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	No Solicitation and Termination Fee. The Board considered that, subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative takeover proposals and requires the Company to pay to Parent a termination fee of $24.3 million in certain circumstances if it terminates the Merger Agreement to accept a superior proposal or the Board makes a change of its recommendation in favor of the Offer. The Board also considered that the Merger Agreement may limit the ability of certain parties to make alternative takeover proposals.

•	Effects of Transaction Announcement. The Board considered the effect of the public announcement of the Merger Agreement, including effects on the Company’s stock price, and the Company’s ability to attract and retain key management and personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the possibility of litigation in connection with the Merger.

•	Taxable Consideration. The Board considered that gains from the consideration to be received by the stockholders in the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	Potential Differing Interests. The Board considered the fact that certain of the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Sagent’s other stockholders. See the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates” above.

The Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of Sagent outweighed the risks or potential negative consequences of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered.

Financial Analyses and Opinions.

Opinion of Perella Weinberg Partners LP

Sagent retained Perella Weinberg to act as its financial advisor in connection with the Offer and the Merger. Sagent selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the business and affairs of Sagent and the industry in which Sagent conducts its businesses. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On July 10, 2016, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) in the Transaction was fair, from a financial point of view, to such holders.

The full text of Perella Weinberg’s written opinion, dated July 10, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached hereto as Annex A and is incorporated by reference herein. Perella Weinberg’s opinion does not address Sagent’s underlying business decision to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to Sagent. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares of Company Common Stock in the Offer or how such holder should vote, make any election or otherwise act with respect to the Transaction or any other matter. Perella Weinberg’s opinion does not in any manner address the prices at which Company Common Stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by, the holders of any other class of securities, creditors or other constituencies of Sagent. Perella Weinberg provided its opinion for the information and assistance of the Board in connection with, and for the purposes of its evaluation of, the Transaction. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to Sagent, including equity research analyst reports;

•	reviewed the Company Projections, and other financial data relating to the business of Sagent, in each case, prepared by Sagent’s management;

•	discussed the past and current operations, financial condition and prospects of Sagent with management of Sagent;

•	compared the financial performance of Sagent with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

•	reviewed the historical trading prices for the Company Common Stock and compared such prices with those of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	participated in discussions among representatives of Sagent and Parent and their respective advisors;

•	reviewed a draft of the Merger Agreement dated July 10, 2016; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the management of Sagent that, to their knowledge, the information furnished by Sagent for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. With respect to the Company Projections, Perella Weinberg was advised by the management of Sagent, and assumed, with the Board’s consent, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Sagent as to the future stand-alone financial performance of Sagent and the other matters covered thereby, and Perella Weinberg expressed no view as to the assumptions on which they were based.

In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Sagent, nor was it furnished with any such valuations or appraisals. Perella Weinberg did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Sagent. In addition, Perella Weinberg did not evaluate the solvency of any party to the Merger Agreement (or the effect of the Transaction thereon), including under any applicable laws relating to bankruptcy, insolvency or similar matters. In arriving at its opinion, Perella Weinberg also assumed that the final executed Merger Agreement would not differ from the draft Merger Agreement that it reviewed in any respect material to its analysis and that the Transaction would be consummated in accordance with the terms set forth in the Merger Agreement, without modification, waiver or delay in any respect material to its analysis. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the Transaction, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on the contemplated benefits expected to be derived in the Transaction in any way meaningful for its analysis. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement. Perella Weinberg was not asked to, and it did not, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Transaction or the likely timeframe in which the Transaction would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock pursuant to the Merger Agreement or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood Sagent had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of Sagent to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may have been available to Sagent.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed with the Board in connection with Perella Weinberg’s opinion and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Historical Stock Trading

Perella Weinberg reviewed the historical trading price per share of Company Common Stock for the 5-year period beginning with the initial public offering of Sagent on April 20, 2011 and ending on July 8, 2016, the last trading day prior to the day on which Sagent and Parent publicly announced the Transaction. Perella Weinberg noted that the closing price per share of Company Common Stock on July 8, 2016 was $15.50. Perella Weinberg also noted the following ranges of closing trading prices of the Company Common Stock as compared with the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement:

Period Ending July 8, 2016	Range of Closing Prices (low to high)
12 Months	$10.78 to $26.21
9 Months	$10.78 to $17.23
6 Months	$10.78 to $16.60
3 Months	$10.78 to $16.05

Perella Weinberg also noted that the volume weighted average trading price (“VWAP”) during each of the preceding 52-week, 90-day and 30-day periods was substantially lower than the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement.

The historical stock trading analysis provided general reference points with respect to the trading prices of Company Common Stock, which enabled Perella Weinberg to compare the historical prices with the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement.

Equity Research Analyst Price Targets

Perella Weinberg reviewed and analyzed recent publicly available research analyst one-year price targets for the Company Common Stock prepared and published by eight selected equity research analysts during the period from May 3, 2016 through June 16, 2016. Perella Weinberg noted that the range of recent equity analyst one-year price targets for the Company Common Stock during that period ranged from a low of $13.00 to a high of $25.00 per share, with a median one-year price target of $18.00 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Company Common Stock. Further, these estimates are subject to uncertainties, including the future financial performance of Sagent and future financial market conditions. However, these estimates provided general reference points which enabled Perella Weinberg to compare such estimates with the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement, which Perella Weinberg noted represented a premium of approximately 20.8% to the median of the one-year price targets described above.

Selected Publicly Traded Companies Analysis

Perella Weinberg reviewed and compared certain financial information for Sagent with corresponding financial information, ratios and public market multiples for the following publicly held companies in the generic pharmaceutical industry (the “Selected Publicly Traded Companies”). Although none of the following companies is identical to Sagent, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to Sagent in one or more respects, including operating in the generic pharmaceutical industry.

Selected Publicly Traded Companies

Teva Pharmaceutical Industries Limited

Mylan N.V.

Perrigo Company plc

Endo International plc

Akorn, Inc.

Impax Laboratories Inc.

Lannett Company, Inc.

Amphastar Pharmaceuticals, Inc.

Aceto Corp.

ANI Pharmaceuticals, Inc.

Teligent, Inc.

For each of the Selected Publicly Traded Companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus third party research estimates for forecasted information. For Sagent, Perella Weinberg made calculations based on company filings for historical information and both consensus third party research estimates and the Company Projections for forecasted information.

With respect to Sagent and each of the Selected Publicly Traded Companies, Perella Weinberg reviewed enterprise value (“EV”) as of July 8, 2016 as a multiple of 2017 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). The results of these analyses are summarized in the following table:

EV/EBITDA Multiple
2017E
Selected Publicly Traded Companies
Low	6.8x
Median	8.6x
High	21.1x
Sagent—Wall Street Consensus Estimates	10.1x
Sagent—Company Projections	9.4x

Based on the multiples of enterprise value to 2017 estimated EBITDA described above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 8.0x—10.0x to estimated 2017 EBITDA of Sagent using Wall Street consensus estimates and the Company Projections, respectively, to derive a range of estimated implied values of approximately $12.23 to $15.35 and $13.19 to $16.53 per share of Company Common Stock, respectively. Perella Weinberg compared these ranges to the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement.

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to Sagent’s business. Accordingly, Perella Weinberg’s comparison of selected companies to Sagent and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and Sagent.

Selected Transactions Analysis

Using publicly available information, Perella Weinberg reviewed the terms of selected precedent transactions (the “Perella Selected Transactions”) involving companies that operated in, or were exposed to, the generic pharmaceutical industry. Perella Weinberg selected these transactions in the exercise of its professional judgment and experience because Perella Weinberg deemed them to be most similar in size, scope and impact on the industry to Sagent or otherwise relevant to the Transaction.

For each of the Perella Selected Transactions, Perella Weinberg calculated and compared the resulting enterprise value in the transaction as a multiple of EBITDA over the last twelve months (“LTM”) publicly reported prior to the announcement of the transaction, or and “EV/LTM EBITDA”.

Transaction Announcement Date	Acquiror	Target	EV/LTM EBITDA
July 2008	Fresenius Kabi Pharmaceuticals Holding, Inc.	APP Pharmaceuticals, Inc.	18.6x
February 2013	Mylan Inc.	Agila Specialties Private Limited	18.6x
July 2015	Teva Pharmaceutical Industries Ltd.	Allergan PLC	15.0x
May 2015	Endo International plc	Par Pharmaceutical Holdings, Inc.	18.2x

Transaction Announcement Date	Acquiror	Target	EV/LTM EBITDA
June 2009	Sandoz/Novartis	EBEWE Pharma	16.8x
February 2016	Mylan N.V.	Meda Aktiebolag (publ.)	14.1x
February 2015	Pfizer Inc.	Hospira, Inc.	20.0x
January 2014	Par Pharmaceutical Companies, Inc.	JHP Group Holdings	12.3x
September 2006	Hospira, Inc.	Mayne Pharma Limited	15.2x
October 2014	Impax Laboratories, Inc.	Tower Holdings, Inc.	8.5x
September 2015	Lannett Company, Inc.	Kremers Urban Pharmaceuticals Inc.	9.2x
May 2016	Mylan N.V.	Renaissance Acquisition Holdings, LLC	6.4x
August 2013	Akorn, Inc.	Hi-Tech Pharmacal Co., Inc.	11.1x

Perella Weinberg observed that the median EV/LTM EBITDA multiple for the Perella Selected Transactions was 15.0x. Perella Weinberg further observed that the EV/LTM EBITDA multiple implied by the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement was 48.5x. Perella Weinberg also observed that the multiple of enterprise value to 2016 estimated EBITDA implied by the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement was 22.4x based on Wall Street consensus estimates and 20.6x based on the Company Projections.

Based on the multiples of enterprise value to EBITDA described above, Perella Weinberg’s analyses of the various Perella Selected Transactions and on professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 15.0x—18.0x to estimated LTM and 2016 estimated EBITDA of Sagent using information provided by Sagent management to derive a range of estimated implied values of approximately $7.37 to $8.68 and $15.85 to $19.01 per share of Company Common Stock, respectively. Perella Weinberg compared these ranges to the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement.

Although the Perella Selected Transactions were used for comparison purposes, none of the Selected Precedent Transactions nor the companies involved in them was either identical or directly comparable to the Transaction or Sagent.

Premiums Paid Analysis

Using publicly available data, Perella Weinberg reviewed the premiums paid in selected acquisitions of publicly-traded companies with market capitalizations of between $200 million and $2.0 billion for the five-year period ended July 8, 2016 (excluding transactions involving financial institutions and real estate, as well as partial acquisitions). Perella Weinberg also reviewed the premiums paid in selected healthcare transactions as a subgroup. Healthcare transactions were selected by identifying transactions where the target was categorized in the healthcare general industry group as defined by Dealogic.

For each of the transactions, based on publicly available information, Perella Weinberg calculated the premiums of the offer price in the transaction to the target company’s closing stock price 1 day, 1 week and 1 month prior to the announcement of the transaction, and analyzed the first quartile high, median and third quartile low premiums for all the transactions as a group. The results of these analyses are summarized in the table below.

	Public Transactions Premiums Paid (%)
	25th Percentile	Median	75th Percentile
1 Day
All Industries	43	28	16
Healthcare	60	40	24
1 Week
All Industries	46	29	17
Healthcare	66	42	24
1 Month
All Industries	50	32	20
Healthcare	70	46	30

Perella Weinberg noted that the premiums implied by the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement and closing prices of the Company Common Stock on July 8, 2016, July 1, 2016 and June 7, 2016 were approximately 40%, 44% and 51%, respectively.

Based on the precedent premium paid data, and experience and judgment of Perella Weinberg, and recognizing that no company or transaction is identical to Sagent or to the Transaction, respectively, Perella Weinberg applied a range of premiums of 30.0% to 50.0% to the closing price of the Company Common Stock on July 8, 2016 to derive a range of estimated implied values of approximately $20.15 to $23.25 per share of Company Common Stock. Perella Weinberg compared this range to the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Perella Weinberg conducted a discounted cash flow analysis for Sagent based on Company Projections by:

•	calculating the present value as of June 30, 2016 of the estimated standalone unlevered free cash flows (calculated as operating income after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that Sagent could generate for the remainder of 2016 through 2020 using a discount rate of 9.0% based on estimates of the weighted average cost of capital of Sagent derived using the capital asset pricing model (“CAPM”), and

•	adding terminal values calculated using perpetuity growth rates ranging from 2.5% to 3.5% and discounted using a rate of 9.0%.

Perella Weinberg estimated the range of perpetuity growth rates utilizing its professional judgment and experience, taking into account market expectations regarding long-term real growth of gross domestic product and inflation.

Perella Weinberg used a discount rate of 9.0% derived by application of the CAPM, which takes into account certain company-specific metrics, including Sagent’s target capital structure, the cost of long-term debt, forecasted tax rate and Bloomberg adjusted beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Sagent (discounted at 9.0% and using perpetuity growth rates ranging from 2.5% to 3.5%). To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted debt as of May 31, 2016, as adjusted for debt to be incurred in connection with the acquisition of five abbreviated new drug applications from Teva Pharmaceutical Industries Ltd., added cash and cash equivalents and added the estimated net present value of the outstanding balance of approximately $81 million in net operating losses assuming a 40% tax rate based on information provided by Sagent management and a discount rate of 9.0%.

Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). This analysis resulted in an implied per share equity reference range for the Company Common Stock of approximately $20.07 to $23.27 per share.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Sagent or the Transaction.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Board as to the fairness, from a financial point of view, as of the date of such opinion, of the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon the Company Projections and other third party research analyst estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of Sagent, Parent, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by Sagent management or third parties.

As described above, the opinion of Perella Weinberg to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Transaction. Perella Weinberg was not asked to, and did not, recommend the specific consideration to the Sagent stockholders provided for in the Merger Agreement, which consideration was determined through arms-length negotiations between Sagent and Parent. Perella Weinberg did not recommend any specific amount of consideration to Sagent stockholders or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

Pursuant to the terms of the engagement letter between Perella Weinberg and Sagent, dated October 22, Sagent agreed to pay Perella Weinberg $2 million upon the delivery of Perella Weinberg’s opinion (which amount would have become payable if Perella Weinberg had determined in good faith that it was not able to deliver its opinion), and has agreed to pay Perella Weinberg an additional fee currently estimated to be approximately $8 million upon the closing of the Transaction. In addition, Sagent agreed to reimburse Perella Weinberg for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons for certain liabilities that may arise out of its engagement by Sagent and the rendering of its opinion.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Sagent or Parent or any of their respective affiliates. Perella Weinberg and its affiliates have provided certain investment banking services to Sagent in the past but have not received any compensation for any such services in the two-year period prior to the date of its opinion. Mr. Shlomo Yanai, a member of the Board, is an independent advisor to Perella Weinberg. No material relationship existed between Perella Weinberg and its affiliates and Parent or its affiliates pursuant to which compensation was received by Perella Weinberg or its affiliates in the two-year period prior to the date of its opinion. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to Sagent, Parent and their respective affiliates and in the future may receive compensation for the rendering of such services.

Opinion of Morgan Stanley & Co. LLC

Morgan Stanley was retained by the Company to act as its financial advisor to render a financial opinion in connection with the Offer and the Merger. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry and its knowledge of the business and affairs of the Company. On July 10, 2016, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Board to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Consideration to be received by the holders of Company Common Stock (other than the holders of Sagent Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion to the Board dated July 10, 2016 is attached as Annex B to this Schedule 14D-9 and is hereby incorporated into this Schedule 14D-9 by reference in its entirety. Holders of Company Common Stock should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Board and addressed only the fairness from a financial point of view, as of the date of the opinion, to the holders of Company Common Stock (other than the holders of the Sagent Excluded Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement. Morgan Stanley’s opinion did not address any other aspects or implications of the Offer or the Merger and does not constitute an opinion or a recommendation as to whether the shareholders of the Company should tender Shares into the Offer, or how the shareholders of the Company should vote at any shareholders’ meeting that may be held in connection with the Offer and the Merger, or whether to take any other action in connection with the Offer and the Merger.

In arriving at its opinion, Morgan Stanley:

•	Reviewed certain publicly available financial statements and other business and financial information of the Company;

•	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	Reviewed certain financial projections prepared by the management of the Company;

•	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	Reviewed the reported prices and trading activity for Company Common Stock;

•	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Reviewed published estimates of independent research analysts with respect to the future financial performance and price targets of the Company;

•	Participated in discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

•	Reviewed a draft of the Merger Agreement, the Tender and Support Agreement and certain related documents; and

•	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. With respect to the financial projections provided by management of the Company, Morgan Stanley assumed that such projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Merger Agreement would not differ in any respect material to its analysis from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer and the Merger. Morgan Stanley noted that it is not a legal, tax, regulatory or actuarial advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and actuarial advisors with respect to legal, tax, regulatory or actuarial matters.

Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock (other than the holders of the Sagent Excluded Shares) in the Offer and the Merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, and was not furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of July 10, 2016. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the holders of Sagent Excluded Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement. Morgan Stanley was not requested to opine as to, and its opinion did not in any manner address, the Company’s underlying business decision to proceed with or effect the transactions contemplated by the Merger Agreement, or the likelihood that the Offer and the Merger are consummated. Morgan Stanley’s opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or were available.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the following quantitative information, to the extent that it is based on market data, is based on market data as of July 8, 2016, which was the last full trading day immediately preceding the July 10, 2016 presentation by Morgan Stanley to the Board, and is not necessarily indicative of current market conditions. In performing its financial analyses summarized below and in arriving at its opinion, at the direction of the Board, Morgan Stanley used and relied upon (i) the Company Projections, which are more fully described below in the section entitled “Certain Prospective Financial Information”, and (ii) certain publicly available Wall Street projections for the Company, referred to herein as the “Consensus Estimates”. Implied share prices derived from Morgan Stanley’s analyses were rounded to the nearest $0.25, except for those prices derived from the trading range analysis as set forth below in the section entitled “Historical Trading Range Analysis.” Some of the financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Historical Trading Range Analysis

Morgan Stanley reviewed the historical trading range of Company Common Stock for various periods ending on July 8, 2016, which was the last full trading day immediately preceding the July 10, 2016 presentation by Morgan Stanley to the Board. Morgan Stanley noted that the closing trading price for the Company Common Stock was $15.50 on July 8, 2016. Morgan Stanley observed the following trading ranges for such periods:

Period Ending July 8, 2016	Range of Prices (low to high)
12 Month	$10.55 to $26.47
6 Month	$10.55 to $16.80
90 Day	$10.55 to $16.23
30 Day	$13.66 to $16.23

Morgan Stanley also observed that the Consideration to be received by the holders of Company Common Stock (other than the holders of the Sagent Excluded Shares) pursuant to the Merger Agreement represents a 40% premium to the closing trading price for Company Common Stock on July 8, 2016, a 48% premium to the 30-Day VWAP, a 67% premium to the 90-day VWAP, a 62% premium to the 6-month VWAP and a 37% premium to the 12-month VWAP, in each case as of July 8, 2016.

Equity Research Analyst Targets

Morgan Stanley reviewed the undiscounted price targets for Company Common Stock prepared and published by equity research analysts between May 3, 2016 and May 30, 2016. These targets reflect each analyst’s estimate of the 12-month future public market trading price of Company Common Stock. The range of equity analyst undiscounted price targets for Company Common Stock was $13.00 to $25.00, rounded to the nearest $0.25.

In order to better compare the equity research analysts’ stock price targets with the Consideration to be received by the holders of Company Common Stock (other than the holders of the Sagent Excluded Shares), based on its professional judgment and experience, Morgan Stanley discounted each analyst’s price target to present value assuming a cost of equity of 9.2%, which discount rate was based on the Capital Asset Pricing Model using a market risk premium of 6.0%, a risk-free rate of 1.4% and a beta of 1.29 for Company Common Stock that was determined by Morgan Stanley using market data from Capital IQ as of July 8, 2016. This analysis resulted in a discounted analyst price target range for Company Common Stock of $12.00 to $23.00, rounded to the nearest $0.25.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Company Common Stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Comparable Company Analysis

Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and analyzed certain financial information for each of the comparable companies, using publicly available information, and estimates prepared and published by equity research analysts for calendar years 2016 and 2017. The comparable companies selected by Morgan Stanley for purposes of this analysis were middle and small capitalization publicly traded companies in the generic pharmaceuticals industry that shared certain similar business and operating characteristics to the Company.

These companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to the Company’s. Although none of such companies are identical or directly comparable to the Company, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Morgan Stanley considered similar to the Company.

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value, which Morgan Stanley defined as equity value plus debt less cash and cash equivalents, to estimates of EBITDA, which Morgan Stanley defined as earnings before interest, tax, depreciation and amortization expenses, adjusted for each of the comparable companies for the next twelve months, referred to herein as “NTM,” and calendar years 2016 and 2017, in each case, for each of the selected companies for comparison purposes as set forth in the following:

Comparable Company Multiples

Aggregate Value / EBITDA
Company	NTM	CY 2016E	CY 2017E
Mid-Cap Generics
Teva Pharmaceutical Industries, Ltd.	10.9x	10.4x	9.7x
Mylan Inc.	8.1x	7.6x	7.1x
Endo International plc	7.3x	7.7x	6.8x
Small-Cap Generics
Akorn, Inc.	8.9x	9.1x	8.3x
Impax Laboratories, Inc.	8.8x	9.2x	6.8x
Lannett Company, Inc.	6.9x	7.1x	6.9x
Amphastar Pharmaceuticals, Inc.	NM	NM	NM
Aceto Corporation	8.9x	9.3x	NM
ANI Pharmaceuticals, Inc.	11.7x	13.2x	9.4x
Teligent Pharma, Inc.	NM	NM	NM

Based on the analysis of the relevant metrics for each of the comparable companies and using its professional judgment and expertise, Morgan Stanley selected a representative range of aggregate value to

EBITDA multiples of the comparable companies and applied this range of multiples to the estimated EBITDA for the calendar year 2017 as set forth in the Company Projections and Consensus Estimates. For purposes of this analysis, Morgan Stanley calculated the aggregate value of the Company as equity value plus $46.5 million in debt (inclusive of $40.0 million in debt expected to be incurred to fund the Company’s acquisition of five drug applications from Teva Pharmaceutical Industries, Ltd. and Actavis LLC announced on June 16, 2016 (referred to herein as the “Teva Acquisition”)) less $33.2 million in cash and cash equivalents. Morgan Stanley calculated a range of estimated implied values per share, rounded to the nearest $0.25, as follows:

	Comparable Company Multiple Range	Implied Share Price
Company Projections	7.0x to 10.0x	$11.50 to $16.75
Consensus Estimates	7.0x to 10.0x	$10.75 to $15.50

No company utilized in the comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. These judgments and assumptions include, among other things, comparable company growth, the impact of competition on the businesses of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry, or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share certain characteristics with the Offer and the Merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for selected transactions involving companies in the specialty and generic pharmaceuticals industry since 2006.

For these transactions, Morgan Stanley reviewed the purchase price paid and calculated the ratio of the aggregate value of each transaction to the estimated last twelve months, referred to herein as “LTM,” EBITDA, based on publicly available financial information. Morgan Stanley reviewed the following transactions in connection with this analysis:

Precedent Transaction Multiples

Acquiror	Target	Aggregate Value / LTM EBITDA
Hospira	Mayne Pharma	16.9x
Fresenius Kabi	APP Pharmaceuticals	18.1x
Novartis	Ebewe Pharma	17.5x
Mylan Inc.	Bioniche Pharma Global Injectables	12.8x
Mylan Inc.	Agila Specialties Private Limited	17.0x
Akorn, Inc.	Hi-Tech Pharmaceuticals	11.1x
Par Pharmaceuticals	JHP Pharmaceuticals	12.3x
Hospira	Orchid	13.0x
Impax Laboratories, Inc.	CorePharma, LLC	8.5x
Advent International	Kremers Urban Pharmaceuticals Inc.	8.8x
Pfizer Inc.	Hospira	20.9x
Endo International plc	Par Pharmaceuticals	17.5x
Teva Pharmaceuticals Industries, Ltd.	Actavis Generics	15.0x
Lannett Company, Inc.	Kremers Urban Pharmaceuticals Inc.	9.2x

These transactions varied significantly based upon company scale, product mix, and geography. Based on its professional judgment and taking into consideration, among other things, the observed multiples and implied premia for the selected transactions listed above, Morgan Stanley applied an aggregate value / LTM EBITDA multiple range of 11.0x to 18.0x to the Company’s LTM EBITDA of $22 million, based on publicly available information, and estimated to the Company’s 2016 EBITDA of $36 million based on financial information and projections provided by management of the Company in the Company Projections. Based on this analysis, Morgan Stanley derived a range of implied equity values per share, rounded to the nearest $0.25, as set forth below:

Analysis	Implied Share Price
LTM EBITDA	$6.75 to $11.25
2016E EBITDA	$11.75 to $19.25

Morgan Stanley also reviewed, based on publicly available information, the premiums paid in certain transactions involving the cash acquisition of United States targets. Morgan Stanley considered premiums paid in announced transactions with a transaction value of approximately $100 million or greater since 2010. The analyses excluded terminated transactions, employee stock ownership plans, self-tenders, spin-offs, share repurchases, minority interest transactions, exchange offers, recapitalizations and restructurings as they were not considered comparable to the transactions contemplated by the Merger Agreement. The observed premium data for this set of transactions was as follows:

Premium Data	Premium
75th Percentile	51%
25th Percentile	24%
Median	36%

Based on the foregoing, Morgan Stanley applied a premium range of 25% to 50% to the per share price of Company Common Stock as of July 8, 2016, which was the last full trading day immediately preceding the July 10, 2016 presentation by Morgan Stanley to the Board, and the 30-day VWAP of such shares as of July 8, 2016. This analysis resulted in an illustrative range of implied values per share of Company Common Stock as set forth below:

Analysis	Implied Share Price
Premium to July 8, 2016 Share Price	$19.50 to $23.25
Premium to 30-Day VWAP	$18.50 to $22.00

No company or transaction utilized in the precedent transactions or premiums paid analyses is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Morgan Stanley considered a number of factors in analyzing the Consideration to be received by the holders of Company Common Stock (other than the holders of the Sagent Excluded Shares). The fact that points in the ranges of implied present value per share of the Company derived from the valuation of precedent transactions were less than or greater than the Consideration to be received by the holders of Company Common Stock (other than the holders of the Sagent Excluded Shares) was not necessarily dispositive in connection with Morgan Stanley’s analysis of the Consideration, but was one of many factors Morgan Stanley considered.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of that company.

Morgan Stanley calculated a range of implied values per share of the Company Common Stock based on estimates of future cash flows for calendar years 2016 through 2020 and the present value of $81 million of net operating losses available as of December 31, 2015 and utilized at a 40% tax rate without limitation (“NOLs”). Morgan Stanley derived the estimated future cash flows and NOLs based on the Company Projections. Morgan Stanley first calculated the estimated unlevered free cash flows (calculated as tax-affected earnings before interest and taxes and after stock-based compensation expense, plus depreciation and amortization, less capital expenditures and adjusted for changes in working capital). Morgan Stanley then calculated terminal values for the Company by applying perpetual growth rates of 2.0%, 2.5% and 3.0%, selected based on Morgan Stanley’s experience and professional judgment. The unlevered free cash flows from calendar years 2016 through 2020 and the terminal value were then discounted to present values using a range of discount rates of 8.5% to 9.5% (which Morgan Stanley derived based on the Company’s assumed weighted average cost of capital using its experience and professional judgment), to calculate implied aggregate values for the Company. Morgan Stanley then adjusted the total implied aggregate value ranges by the Company’s estimated total debt (inclusive of debt expected to be incurred in connection with the Teva Acquisition) and cash and cash equivalents, based on information provided by Company management, and divided the resulting implied total equity value ranges by the Company’s fully diluted shares outstanding as provided by the Company’s management.

Based on the above-described analysis, Morgan Stanley derived a range of implied equity values per share, rounded to the nearest $0.25, of $17.50 to $23.50 as of June 30, 2016.

General

In connection with the review of the Offer and the Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company, or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Consideration to be received by the holders of Company Common Stock (other than the holders of the Sagent Excluded Shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated July 10, 2016, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Company Common Stock might actually trade.

The Consideration to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Purchaser and was unanimously approved by the Board. Morgan Stanley provided advice to the Board during these negotiations but did not, however, recommend any specific consideration to the Company or the Board or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. In addition, Morgan Stanley expressed no opinion and made no recommendation as to whether the shareholders of the Company Common Stock should tender shares into the tender, or how the shareholders of the Company should vote at any shareholders’ meeting that may be held in connection with the transactions contemplated by the Merger Agreement.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Consideration or of whether the Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of the Company, the Purchaser or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Board with financial advisory services and a financial opinion, described in this section and attached to this Schedule 14 D-9 as Annex B, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of $7.5 million for its services upon the closing of the transactions contemplated by the Merger Agreement. The Company has also agreed to reimburse Morgan Stanley for its reasonable and documented out-of-pocket expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain losses, claims, damages and liabilities, including liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have not provided financial advisory services or financing services for the Company or the Purchaser. Morgan Stanley and its affiliates may seek to provide financial advisory services or financing services to the Purchaser or other affiliates of the Purchaser in the future and would expect to receive fees for the rendering of these services.

Certain Prospective Financial Information.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the assumptions and estimates underlying any such forecasts or projections. However, in July 2016, in connection with the Board’s evaluation of potential strategic alternatives available to the Company, including the Offer, the Merger and the transactions contemplated by the Merger Agreement, at the direction of the Board, the Company’s management prepared and provided to the Board certain nonpublic, risk-adjusted financial projections for the years 2016 through 2020 (the “Company Projections”). The Company Projections were reviewed by the Board with the Company’s management, and determined to reflect the best then-currently available estimate of the anticipated future standalone financial performance of the Company, subject to the inherent uncertainties of projections. The Board authorized the Company Projections for use by the Company’s financial advisors, Perella Weinberg and Morgan Stanley.

The Company Projections were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. In addition, the Company Projections are unaudited and neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Company Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Company Projections. Readers of this document are urged not to place undue reliance on the summary of the Company Projections set forth below.

The summary of the Company Projections is being provided because the Company Projections were made available by the Company to Perella Weinberg and Morgan Stanley. The Company Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Company Projections were prepared based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. These variables and assumptions include, but are not limited to, the receipt and anticipated timing of required regulatory approvals for certain products; the anticipated launch date for certain products; assumptions regarding pricing, market penetration and competition with respect to certain products; and assumptions regarding the anticipated annual growth rate and pricing assumptions for the Company’s base business. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement; the effects of disruption caused by such transactions making it more difficult to maintain relationships with employees, customers and suppliers; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s periodic filings with the SEC. For additional information regarding these risks, please see “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.” The variables and assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Company Projections also reflect assumptions as to certain business decisions that are subject to change.

In particular, the Company Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. In addition, the Company Projections would be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

The Company Projections were developed by the Company on a standalone basis without giving effect to the transactions contemplated by the Merger Agreement, and therefore the Company Projections do not give effect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement. Furthermore, the Company Projections do not take into account the effect of any failure of the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be completed and should not be viewed as accurate or continuing in that context.

Accordingly, there can be no assurance that the Company Projections will be realized, and actual results may vary materially from those reflected in the Company Projections. The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Perella Weinberg, Morgan Stanley, Parent, Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Company Projections necessarily predictive of actual future events, and the Company Projections should not be relied upon as such. None of Sagent, Perella Weinberg, Morgan Stanley, Nichi-Iko, Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Company Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Company Projections are shown to be in error. None of the Company, or, to the knowledge of the Company, Parent or Purchaser, intends to make publicly available any update or other revisions to the Company Projections. Neither the Company nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Company Projections or any other financial projections or forecasts.

Certain of the financial measures contained in the Company Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. In addition, the Company Projections exclude certain nonrecurring and non-cash charges that would not have an impact on the future performance of Sagent’s business.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders of Sagent are cautioned not to place undue, if any, reliance on these projections.

Subject to the foregoing qualifications, the following table reflects selected measures from, or generated using, the Company Projections, and at the Board’s direction, used by Morgan Stanley and Perella Weinberg in their respective financial analysis summarized under “—Opinion of Morgan Stanley & Co. LLC” and “— Opinion of Perella Weinberg Partners LP” (in millions):

	Fiscal Year Ending December 31,
	2016E	2017E	2018E	2019E	2020E
Net Sales	$340.0	$413.8	$510.3	$594.2	$666.9
Gross Margin	$91.3	$122.4	$159.6	$182.6	$213.0
Total Operating Expenses	$72.5	$82.2	$87.5	$94.0	$101.1
Net Income	$10.9	$23.7	$42.8	$52.7	$66.6
Adjusted EBITDA[1]	$36.4	$56.9	$90.4	$109.7	$134.6

[1]	The Company defines Adjusted EBITDA, which is a non-GAAP financial measure, as net income less interest expense, net of interest income, provision for income taxes, depreciation and amortization and stock-based compensation expense.

The table below sets forth a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, for the periods presented (in millions):

	Fiscal Year Ending December 31,
	2016E	2017E	2018E	2019E	2020E
Adjusted EBITDA	$36.4	$56.9	$90.4	$109.7	$134.6
Stock-based compensation expense	$5.1	$5.6	$6.2	$6.8	$7.5
Operations of SCP while held for sale	$1.0	—	—	—	—

EBITDA	$30.3	$51.3	$84.2	$102.9	$127.1

Depreciation and amortization expense	$11.5	$11.0	$12.1	$14.3	$15.2
Interest expense, net	$0.6	$0.8	$0.8	$0.8	$0.8
Provision for income taxes	$7.3	$15.8	$28.5	$35.1	$44.4

Net Income	$10.9	$23.7	$42.8	$52.7	$66.6

In the ordinary course of business as part of its long-term strategic planning process, the Company’s management periodically prepares, provides to and reviews with the Board certain nonpublic financial forecasts, as well as other relevant business, regulatory and strategic updates that impact the principal assumptions and estimates underlying such forecasts, including related to the likelihood of receipt and anticipated timing of required regulatory approvals for certain pipeline products; the anticipated launch date for certain pipeline products; the pricing, market penetration and competition with respect to certain pipeline products; and the annual growth rate and pricing assumptions for the Company’s base business. As described under the heading “—Background of the Offer,” in May 2016, in connection with the Board’s evaluation of potential strategic alternatives available to the Company, the Board determined that Nichi-Iko and each of the other parties that attended a management presentation would be provided non-risk adjusted forecasts, together with details on the principal assumptions underlying such forecasts (including timing for approvals and launches of the Company’s top-twenty pipeline products and the expected sales, margin and gross profit attributable thereto for the forecast period), with the expectation that each party would use the information provided to make its own assessment about the business opportunity presented by the acquisition of Sagent, the anticipated future performance of Sagent and any risks related thereto. In June and July 2016, the Company provided certain business updates to Nichi-Iko and its advisors, including with respect to interim business developments related to the anticipated timing of approval and launch of certain of the Company’s pipeline products. In light of the foregoing, neither Nichi-Iko nor any of its advisors were provided with the Company Projections. These non-risk adjusted forecasts were not authorized for use by the Company’s financial advisors, Perella Weinberg and Morgan Stanley, in connection with their financial analyses described in “Financial Analyses and Opinions.”

Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company has retained Perella Weinberg and Morgan Stanley as its financial advisors in connection with the evaluation and negotiation of potential strategic transactions, including the transactions contemplated by the Merger Agreement and, in connection with such engagement, Perella Weinberg and Morgan Stanley each provided the opinions, which are described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—‘Opinion of Perella Weinberg Partners LP’ and ‘Opinion of Morgan Stanley & Co. LLC’”, and which are filed as Annex A and B hereto, respectively and are each incorporated herein by reference.

For information regarding the Company’s retention of Perella Weinberg and Morgan Stanley see “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions”.

Except as set forth above, neither Sagent nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to its stockholders on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

During the past 60 days, except for (i) the scheduled vesting of Company Stock Options and (ii) the grant of Company Stock Options in the ordinary course, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or any of the Company’s subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements between the Company and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Stockholder Approval of the Merger Not Required.

Nichi-Iko and Purchaser have represented and warranted to Sagent in the Merger Agreement that neither Nichi-Iko nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company under Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Sagent in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Sagent stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied and (ii) Sagent stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. We note that Section 262 of the DGCL has been amended, but such amendment is not applicable to the Merger, the Offer and the other transactions contemplated by the Merger Agreement as the Merger Agreement was signed before August 1, 2016, which is the date on which the amendment takes effect. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wish to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Parent and the Company may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Merger Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must, within the later of the consummation of the Offer and twenty days after the mailing of this Schedule 14D-9, deliver to the Company a written demand for appraisal of their Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold Shares from the date of making the demand through the Effective Time.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform the Company of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner.

STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Sagent Pharmaceuticals, Inc.

1901 N. Roselle Road, Suite 700

Schaumburg, Illinois 60195

(847) 908-1600

Attention: Michael Ward, Chief Legal Officer and Corporate Secretary

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Date, the Surviving Corporation must send an additional notice of the Effective Date to all of the Company’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to the Company in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten (10) days of receipt of the request or ten (10) days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the fair value of Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be fair value. Such interest rate shall accrue from the Effective Date through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION DESCRIBED IN THE TRANSACTION AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Tender and Support Agreement.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms (“HSR Forms”) provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agencies grant “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its HSR Forms, or (ii) it may be extended if the DOJ or FTC issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the terms of the Merger Agreement, each of Parent, Purchaser and the Company will use its reasonable best efforts to make or cause to be made within 10 business days after the date of the Merger Agreement a filing under the HSR Act with the DOJ and FTC in connection with the purchase of Shares in the Offer. The DOJ and the FTC assess transactions such as the acquisition of Shares by Purchaser pursuant to the Offer pursuant to the United States antitrust laws. At any time before or after the consummation of any such transactions, the DOJ or FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Pursuant to the Merger Agreement, Parent and the Company filed their respective HSR Forms with the DOJ and FTC on July 22, 2016 for review in connection with the Offer and expect the HSR waiting period to expire on August 8, 2016.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

To the extent that statements contained in this Schedule 14D-9 are not descriptions of historical facts regarding Sagent, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Forward-looking statements in this Schedule 14D-9 involve substantial risks and uncertainties that could cause actual results to differ significantly from those expressed or implied by the forward-looking statements, including but not limited to, the satisfaction of the conditions to the consummation of the proposed transactions, the timing of the completion of the proposed transactions and the potential impact of the announcement or consummation of the proposed transactions on our important relationships, including with employees, suppliers and customers. Forward-looking statements speak only as of the date the statement was made and, except as required by law, the Company is under no obligation to update or revise any forward-looking statements. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligations under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the Company in general, see the Company’s Form 10-K for the year ended December 31, 2015, subsequent reports on Form 10-Q and 8-K, and other filings by the Company with the SEC.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 1, 2016 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Nichi-Iko Pharmaceutical Co., Ltd. on August 1, 2016 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).

Exhibit Number	Description

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(5)(A)*	Opinion of Perella Weinberg Partners LP, dated July 10, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)*	Opinion of Morgan Stanley & Co. LLC, dated July 10, 2016 (included as Annex B to this Schedule 14D-9).

(a)(5)(C)	Summary Advertisement, as published in The New York Times on August 1, 2016 (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(D)	Press Release issued by Parent and the Company, dated July 11, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2016).

(a)(5)(E)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(5)(F)*	Letter to Stockholders of the Company, dated August 1, 2016.

(e)(1)	Agreement and Plan of Merger, dated as of July 10, 2016, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2016).

(e)(2)	Confidentiality Agreement, dated December April 30, 2016, by and between Parent and the Company (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Tender and Support Agreement, dated as of July 10, 2016, by and among Parent, Purchaser, Vivo Ventures Fund V, L.P., Vivo Ventures Fund VI, L.P., Vivo Ventures V Affiliates Fund, L.P. and Vivo Ventures VI Affiliates Fund, L.P. (incorporated herein by reference to Exhibit (d)(2) on Schedule TO).

(e)(4)	Sagent Holding Co. Amended and Restated 2007 Global Share Plan (incorporated by reference to Exhibit 10.21 in the Company’s Registration Statement on Form S-1, as amended (File Nos. 333-170979 and 333-173597)).

(e)(5)	Form of Stock Option Agreement under the Sagent Holding Co. Amended and Restated 2007 Global Share Plan (incorporated by reference to Exhibit 10.22 in the Company’s Registration Statement on Form S-1, as amended (File Nos. 333-170979 and 333-173597)).

(e)(6)	2011 Incentive Compensation Plan (incorporated by reference to Exhibit 10.8 in the Company’s Registration Statement on Form S-1, as amended (File Nos. 333-170979 and 333-173597)).

(e)(7)	Form of Incentive Stock Option Agreement pursuant to the 2011 Incentive Compensation Plan (incorporated by reference to Exhibit 10.9 in the Company’s Registration Statement on Form S-1, as amended (File Nos. 333-170979 and 333-173597)).

(e)(8)	Form of Restricted Stock Agreement pursuant to the 2011 Incentive Compensation Plan (incorporated by reference to Exhibit 10.10 in the Company’s Registration Statement on Form S-1, as amended (File Nos. 333-170979 and 333-173597)).

(e)(9)	Form of Restricted Stock Unit Agreement pursuant to the 2011 Incentive Compensation Plan (incorporated by reference to Exhibit 10.11 in the Company’s Registration Statement on Form S-1, as amended (File Nos. 333-170979 and 333-173597)).

Exhibit Number	Description

(e)(10)	Form of Stock Appreciation Rights Agreement pursuant to the 2011 Incentive Compensation Plan (incorporated by reference to Exhibit 10.12 in the Company’s Registration Statement on Form S-1, as amended (File Nos. 333-170979 and 333-173597)).

(e)(11)	Form of Non-Qualified Stock Option Agreement pursuant to the 2011 Incentive Compensation Plan (incorporated by reference to Exhibit 10.13 in the Company’s Registration Statement on Form S-1, as amended (File Nos. 333-170979 and 333-173597)).

(e)(12)	Sagent Pharmaceuticals, Inc., Change of Control Severance Plan (incorporated by reference to Exhibit 10.4 in the Company’s Quarterly Report on Form 10-Q filed May 5, 2015).

(e)(13)	Employment Agreement dated August 3, 2015, by and among Sagent Pharmaceuticals, Inc., and Allan Oberman (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 3, 2015).

(e)(14)	Employment Agreement, dated as of September 12, 2011, by and between Sagent Pharmaceuticals, Inc. and Jonathon M. Singer (incorporated by reference to Exhibit 10.1 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

(e)(15)	Offer letter, dated as of August 18, 2011, by and between Sagent Pharmaceuticals, Inc. and Jonathon M. Singer (incorporated by reference to Exhibit 10.2 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

(e)(16)	Employment Agreement dated March 14, 2016 by and between Sagent Pharmaceuticals, Inc. and J. Frank Harmon (incorporated by reference to Exhibit 10.1 in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016).

(e)(17)	Employment Agreement dated April 4, 2016 by and between Sagent Pharmaceuticals, Inc. and Sean Brynjelsen (incorporated by reference to Exhibit 10.2 in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016).

(e)(18)*	Employment Agreement dated June 27, 2016 by and between Sagent Pharmaceuticals, Inc. and Donald Bullock.

(e)(19)	2016 Incentive Compensation Plan (incorporated by reference to Annex I in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2016).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sagent Pharmaceuticals, Inc.

By:	/s/ Allan Oberman
Name: Allan Oberman
Title: Chief Executive Officer

Dated: August 1, 2016

Annex A

767 Fifth Avenue New York, NY 10153 T 212.287.3200 F 212.287.3201 pwpartners.com

July 10, 2016

The Board of Directors

Sagent Pharmaceuticals, Inc.

1901 N. Roselle Road, Suite 700

Schaumburg, Illinois 60195

Members of the Board of Directors:

We understand that Sagent Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Nichi-Iko Pharmaceutical Co., Ltd., a Japanese corporation (“Parent”), and Shepard Vision, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, a tender offer for all of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company pursuant to which Merger Sub will pay $21.75 in cash (the “Per Share Consideration”) for each share of Company Common Stock accepted (the “Tender Offer”). The Merger Agreement further provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock, other than the Excluded Shares (as defined below), will be converted into the right to receive the Per Share Consideration. The terms and the conditions of the Transaction are more fully set forth in the Merger Agreement. As used herein, “Excluded Shares” means Dissenting Stockholder Shares (as defined in the Merger Agreement) and shares of Company Common Stock owned by the Company, Parent, Merger Sub or any of their respective subsidiaries immediately prior to the effective time of the Merger.

You have requested our opinion as to the fairness from a financial point of view to the holders of Company Common Stock (other than Excluded Shares) of the Per Share Consideration provided for in the proposed Transaction.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information with respect to the Company, including equity research analyst reports;

2.	reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

Partners have limited liability status

3.	discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

4.	compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

5.	compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

6.	reviewed the historical trading prices for the Company Common Stock and compared such prices with those of securities of certain publicly-traded companies which we believe to be generally relevant;

7.	participated in discussions among representatives of the Company and Parent and their respective advisors;

8.	reviewed a draft dated July 10, 2016 of the Merger Agreement; and

9.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of the Company that, to their knowledge, the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, we have been advised by the management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future stand-alone financial performance of the Company and the other matters covered thereby and we express no view as to the assumptions on which they are based. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. In addition, we have not evaluated the solvency of any party to the Merger Agreement (or the effect of the Transaction thereon), including under any applicable laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final Merger Agreement will not differ from the form of Merger Agreement reviewed by us in any respect material to our analysis and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without modification, waiver or delay in any respect material to our analysis. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the contemplated benefits expected to be derived in the proposed Transaction in any way meaningful for our analysis. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Per Share Consideration to be received by the holders of the Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement, any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion (or would have become payable if we had determined in good faith that we were not able to deliver this opinion) and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities and other items that may arise, out of our engagement. Perella Weinberg Partners LP and its affiliates have provided certain investment banking services to the Company in the past but have not received any compensation for any such services in the two-year period prior to the date hereof. Mr. Shlomo Yanai, a member of the Board of Directors of the Company, is an independent advisor to Perella Weinberg Partners LP. Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company, Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares of Company Common Stock in the Tender Offer or how such holder should vote, make any election or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by, the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Per Share Consideration to be received by the holders of Company Common Stock (other than Excluded Shares) in the Transaction is fair from a financial point of view to such holders.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

Annex B

July 10, 2016

Board of Directors

Sagent Pharmaceuticals, Inc.

1901 North Roselle Road

Suite 700

Schaumburg, Illinois 60195

Members of the Board:

We understand that Sagent Pharmaceuticals, Inc., a Delaware corporation (“Target” or the “Company”), Nichi-Iko Pharmaceutical Co., Ltd., a Japanese corporation (“Parent”) and Shephard Vision, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 10, 2016 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company for $21.75 per share, net to the seller in cash, without interest (the “Consideration”), and (ii) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares owned by Parent, Merger Sub or the Company, or any of their respective subsidiaries, or held by holders who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the Delaware General Corporation Law (collectively, the “Excluded Shares”), will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Reviewed published estimates of independent research analysts with respect to the future financial performance and price targets of the Company;

9)	Participated in discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

10)	Reviewed the Merger Agreement, a draft of the Tender Support Agreement dated as of July 10, 2016 by and among certain stockholders of the Company, Parent and Merger Sub, and certain related documents; and

11)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections provided by management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company of the future financial performance of the Company. In addition, we have assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and the definitive Merger Agreement will not differ in any respect material to our analysis from the draft thereof furnished to us. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to be paid to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) in the Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the transactions contemplated by the Merger Agreement, or the likelihood that the Offer and the Merger are consummated. Our opinion does not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services from the Company upon the closing of the Merger. Morgan Stanley and its affiliates may in the future seek to provide financial advisory and financing services to Parent and expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Offer and the Merger if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should tender shares into the Offer, or how the shareholders of the Company should vote at any shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to the holders of such shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Edward A. Smith

Edward A. Smith
Managing Director

Annex C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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